10010287

SAFEWAY
Ingredients for life.®

2009 ANNUAL REPORT

In 2003, we developed a new strategy to differentiate our offering from other grocery retailers and to produce long-term growth for our stockholders.

We have made substantial progress since that time.

We established industry-leading quality standards in perishables, and we transformed 79% of our store base into Lifestyle stores.

In the last year, we focused on implementing a critical piece of our strategy, which is to lower our everyday pricing while maintaining attractive Club Card specials, and in turn, achieve price parity with our key conventional competitors.

In doing so, we believe we are well positioned for future growth.

OUR FOOTPRINT



Safeway Inc. is one of the largest food and drug retailers in North America. As of January 2, 2010, the company operated 1,725 stores in the Western, Southwestern, Rocky Mountain, Midwestern and Mid-Atlantic regions of the United States and in western Canada. In support of its stores, Safeway has an extensive network of distribution, manufacturing and food processing facilities.

FINANCIAL HIGHLIGHTS

For the year (dollars in millions, except per-share amounts)	52 weeks 2009[1]	53 weeks 2008	52 weeks 2007
Sales and other revenue	$40,850.7	$44,104.0	$42,286.0
Gross profit	11,693.5	12,514.8	12,152.9
Operating (loss) profit	(628.7)	1,852.7	1,772.1
Net (loss) income	(1,097.5)	965.3	888.4
Diluted (loss) earnings per share	(2.66)	2.21	1.99
Cash capital expenditures	851.6	1,595.7	1,768.7

At year-end	2009	2008	2007
Common shares outstanding (in millions)[2]	388.3	428.9	440.1
Retail square feet (in millions)	80.1	80.4	80.3
Number of stores	1,725	1,739	1,743

[1] 2009 includes a non-cash goodwill impairment charge of $1,818.2 million, net of tax ($4.40 per diluted share). A reconciliation table follows the Annual Report on Form 10-K.

[2] Net of 204.3 million, 161.8 million and 149.2 million shares held in treasury at year-end 2009, 2008 and 2007, respectively.

MANUFACTURING AND FOOD PROCESSING FACILITIES

Year-end 2009	U.S.	Canada
Milk Plants	6	3
Bakery Plants	6	2
Ice Cream Plants	2	2
Cheese & Meat Packing Plants	–	2
Soft Drink Bottling Plants	4	–
Fruit & Vegetable Processing Plants	1	3
Cake Commissary	1	–
	20	12

PERCENTAGE OF STORES WITH SPECIALTY DEPARTMENTS AND FUEL STATIONS

Year-end 2009	
Specialty Departments	
Deli	97%
Floral	96%
Bakery	95%
Pharmacy	77%
Starbucks	67%
Fuel Stations	22%

LETTER TO STOCKHOLDERS



Dear Fellow Stockholders,

Our results for the year underscore our ability to successfully weather a tough economic environment while generating record levels of free cash flow. The clouds of the recession have not yet lifted, but we have laid the groundwork for future growth and positioned our company well for the years ahead.

In 2009:

- We had a net loss of $1,097.5 million ($2.66 per diluted share), including a non-cash goodwill impairment charge of $1,818.2 million, net of tax ($4.40 per diluted share). Excluding the non-cash goodwill impairment charge, net income would have been $720.7 million ($1.74 per diluted share) for the 52-week year, as compared with $965.3 million ($2.21 per diluted share) in the 53-week year 2008.[1] The goodwill impairment was due primarily to Safeway's reduced market capitalization and a weak economy.

- We generated free cash flow of $1.5 billion,[1] the highest in the company's history, and returned cash to our stockholders through $885 million in stock repurchases and $153 million in dividends. We also reduced our debt by $598 million.

- Total sales in 2009 were $40.9 billion compared with $44.1 billion in 2008, largely as a result of lower fuel sales, lower identical-store sales and one less week in 2009. Unprecedented levels of deflation in key categories such as dairy, produce and meat, as well as our investments in price, reduced sales dollars. In addition, consumers continued to closely monitor their spending, trading down to private label goods and other lower-priced items.

Since 2003, we have focused on differentiating our stores with high-quality perishables, creating a unique store environment, expanding our proprietary offerings and providing more everyday values. At the same time, we are managing costs while enhancing the customer experience and continuing our track record of innovation in the supermarket business. We believe we are very well prepared to meet and exceed our customers' needs, and in turn to grow our market share, as the economy improves.

During the year, we opened eight new stores and remodeled 82 stores, bringing the number of Lifestyle stores to 79% of our base at year-end 2009. Our capital spending totaled $852 million for the year.

In 2009, we significantly accelerated our price investments to provide the value that today's customer is looking for—every day. This included fine-tuning the pricing for our growing array of Consumer Brand products and other frequently purchased items. In numerous cases, these actions have resulted in noticeably higher volumes. We are encouraged by the positive momentum we have generated.

At the same time, we continued to reduce operating costs. In 2009, we set a target to increase our cost reduction efforts by 50% from 2008 levels, and through a broad range of initiatives, including increasing efficiencies across our supply chain, retail and backstage operations, we significantly exceeded our goal. These results helped us offset some of our price investments.

We continue to develop a variety of innovative products and pursue vehicles for continued growth. We grew our Consumer Brands portfolio and expanded our Blackhawk Network gift card business. In addition, we are pursuing avenues to leverage our expertise and success in managing healthcare costs.

We are also deeply concerned about the communities in which we operate, and we continue to give back through fundraising and charitable contributions, which exceeded $250 million in 2009, and sustainable business practices. Our efforts were recognized when we were added to the Dow Jones Sustainability Index North America in 2009. Our work continues in 2010; in a short period in January, we raised and donated over $2.5 million to help the Haiti earthquake victims.

I want to extend my sincere appreciation to our dedicated employees for all their hard work, to our customers for their loyalty and to our stockholders for their continued support as we enter into a new decade. We are confident in our strategy moving forward and remain committed to creating increased stockholder value in 2010 and beyond.

Sincerely,



Steven A. Burd
Chairman, President and Chief Executive Officer
March 2, 2010

[1] Reconciliation tables follow the Annual Report on Form 10-K.



QUALITY PERISHABLES


RANCHER'S
Reserve
TENDER BEEF

At Safeway, we are passionate about quality.

Since 2003, we have stepped up efforts to ensure our perishable products consistently meet, and frequently exceed, our customers' high standards. When it comes to perishables, Safeway's philosophy is simple: superior quality that sets us apart. Whether it is our meat, produce, prepared meals or seafood, we uphold a standard of excellence that is among the finest in the industry.

We offer Safeway customers the most tender beef available with our proprietary Rancher's Reserve® beef—grain-fed, hand-selected and aged to perfection.

Our produce is subject to thorough screening and handling procedures to guarantee its flavor and quality. We have nurtured strong partnerships with local farmers and global growers to bring our customers the finest, freshest fruits and vegetables.

Our Signature Cafe® products are designed to fit the busy lifestyle of Safeway customers. Ready-to-eat goodness comes in the form of flavorful soups, tender whole roasted chickens and deliciously unique sandwiches piled high with the best meats and cheeses. Entrees, side dishes and specialty items that are quick, easy and satisfying are what our customers want, and Signature Cafe represents this grab-and-go trend at the highest level.

UNIQUE STORE ENVIRONMENT



Our Lifestyle stores are not just state-of-the-art. They are a state of mind.

We have created a uniquely warm and inviting shopping environment our customers truly appreciate. Wood flooring, earth tones, attractive fixtures, subdued lighting and effective signage are the environmental touches that improve the shopping experience, and outstanding customer service completes it.

We incorporated a variety of service features into our Lifestyle stores. Our offerings are tailored to suit the tastes and preferences of our local customers. At many of our locations, warm bread bakes in open hearth ovens, Starbucks kiosks brew fine coffees, olive bars grace the aisles and expanded delis offer customers a destination for ready-made meals.

After six years of pursuing our Lifestyle program, at year-end 2009, we had transformed 79% of our store base into Lifestyle stores. We plan to convert most of the remaining stores over the next few years, at which time Safeway will be the only major conventional food retailer with a common look and feel across its entire store base.


world's finest
FRENCH BREAD


SAFEWAY CLUB

OUTSTANDING VALUE


Thousands
of New EVERYDAY
LOW PRICES!

In today's economy, consumers don't simply want outstanding value, they demand it.

With Safeway's customers more cost-conscious than ever, we are delivering improved value with low everyday prices and Club Card specials.

Throughout 2009 and into early 2010, we lowered prices on thousands of products. Our customers now get even more value from their dollar on the products they want and need every day. These savings are clearly communicated on our new price tags, which help our customers quickly identify the value we're creating for them every day.

The value doesn't end with low everyday prices on our products. We also continue to provide terrific Club Card specials and several value-added incentives for our customers, including digital coupons, online shopping and delivery, gasoline discounts and affordable immunizations at all of our U.S. stores with pharmacies, where customers enjoy the convenience of our "no appointment necessary" policy. In addition, our Consumer Brands continue to provide great value with high-quality products.

GROWTH & INNOVATION

Innovation is a growth driver for our business.

Safeway is harnessing the power of creative ideas through innovation. We have differentiated our offering and provided new avenues for growth to add to the performance of our core business.

Our Blackhawk Network subsidiary sells over 300 brands of prepaid and gift cards and distributes them through leading grocery, mass, convenience, drug and specialty retailers. Cards are also now available online at www.GiftCardMall.com.

In Consumer Brands, our unique *O* Organics™, Eating Right™, mom to mom® and Bright Green™ products continue to delight our customers. The most recent addition is waterfront BISTRO®, which features 60+ creative, restaurant-quality seafood entrees and complementary items.

Cost-saving initiatives are another form of innovation at Safeway, as we work hard to reduce shrink, lower procurement costs and increase in-store efficiencies.

Our innovative health plan, designed to encourage healthy employee behavior, and thereby reduce healthcare expenses over time, has achieved tremendous success. We are exploring opportunities to share our healthcare expertise with other companies.

We also opened a second small store in downtown San Jose, California designed to appeal to busy working professionals and nearby residents. We continue to evaluate other urban locations.



BLOCKBUSTER
NORDSTROM
Bath & Body Works
Gift Card
$50
GIFT CARD
NORDSTROM
Sears
Gift Card
$25
iTunes
AMERICAN EXPRESS
PREPAID GIFT CARD
BLOCKBUSTER
A GIFT FOR YOU
THE HOME DEPOT
Gift Card
$50
Applebee's
iTunes
ebay
$25
$15


n the field
ORGANIC
ORGANIC
ORGANIC
ORGANIC
SAFEWAY Ingredients for life.
SAFEWAY Ingredients for life.
SAFEWAY Ingredients for life.
KRISTEN
SAFEWAY Ingredients for life.
NICOLE
SAFEWAY Ingredients for life.
RENEE PHARMACIST

SOCIAL RESPONSIBILITY



One of our guiding principles is to "always change for the better."

At Safeway, we take our commitment to social responsibility very seriously. Our efforts are focused on four key areas: People, Products, Community and Planet.

We foster diversity and inclusion among our workforce while encouraging our employees to lead healthier lives. We are also selling more products in our stores that reflect our focus on health and well being and developing more sustainable offerings that meet the changing needs of our consumers.

In 2009, Safeway raised or donated a record $250 million for a variety of charitable causes in our communities, ranging from cancer research to assisting people with disabilities and neuromuscular diseases.

Safeway is dedicated to preserving the planet as well, and as an environmentally-friendly corporate citizen, we have been at the forefront of seeking greener ways to conduct our day-to-day business. In late 2009, we opened a store in Santa Cruz, California that is a model for the green retail grocer. Built to LEED (Leadership in Energy and Environmental Design) gold standards, it showcases the latest in energy efficient equipment and building design practices. More information is available at www.safeway.com/csr.

DIRECTORS AND PRINCIPAL OFFICERS

SAFEWAY INC. AND SUBSIDIARIES

DIRECTORS

Steven A. Burd
Chairman, President
and Chief Executive Officer
Safeway Inc.

Paul Hazen
Lead Independent Director
Former Chairman and
Chief Executive Officer
Wells Fargo & Co.

Janet E. Grove
Chair and Chief Executive Officer
Macy's Merchandising Group
Vice Chair
Macy's Department Stores, Inc.

Mohan Gyani
Vice Chairman
Roamware, Inc.
Former President and
Chief Executive Officer
AT&T Wireless Mobility Services, Inc.

Frank C. Herringer
Chairman and Former
Chief Executive Officer
Transamerica Corporation

Robert I. MacDonnell
Retired Partner
Kohlberg Kravis Roberts & Co.

Kenneth W. Oder
Managing Member
Sugar Hollow LLC
Former Executive Vice President
Safeway Inc.

Arun Sarin
Former Chief Executive Officer
Vodafone Group Plc.

Michael S. Shannon
Managing Director
KSL Capital Partners LLC.

Rebecca A. Stirn
President and
Chief Financial Officer
Aesthetic Sciences Corporation

William Y. Tauscher
Managing Member
The Tauscher Group

Raymond G. Viault
Former Vice Chairman
General Mills, Inc.

EXECUTIVE OFFICERS

Steven A. Burd
Chairman, President and
Chief Executive Officer

Diane M. Dietz
Executive Vice President and
Chief Marketing Officer

Robert L. Edwards
Executive Vice President and
Chief Financial Officer

Bruce L. Everette
Executive Vice President
Retail Operations

Larree M. Renda
Executive Vice President
Chief Strategist and
Administrative Officer

David F. Bond
Senior Vice President
Finance and Control
(Chief Accounting Officer)

David T. Ching
Senior Vice President
Chief Information Officer

Robert A. Gordon
Senior Vice President
Secretary and General Counsel
Chief Governance Officer

Russell M. Jackson
Senior Vice President
Human Resources

Melissa C. Plaisance
Senior Vice President
Finance and Investor Relations

Kenneth M. Shachmut
Senior Vice President
Strategic Initiatives, Health
Initiatives and Reengineering

David R. Stern
Senior Vice President
Planning and Business
Development

Jerry Tidwell
Senior Vice President
Supply Operations

Donald P. Wright
Senior Vice President
Real Estate and Engineering

MARKETING PRESIDENTS

Kelly P. Griffith
Perishables

Rojon D. Hasker
Lifestyle

David M. Lee
Non-Perishables

Michael R. Minasi
Marketing

DIVISION PRESIDENTS

Steven R. Frisby
Portland Division

Scott Grimmett
Denver Division

Thomas C. Keller
The Vons Companies, Inc.

Donald Keprta
Dominick's Finer Foods, LLC

Chuck Mulvenna
Canada Safeway Limited

Steven J. Neibergall
Eastern Division

Karl Schroeder
Northern California Division

Thomas L. Schwilke
Randall's Food & Drugs, LP

Gregory A. Sparks
Seattle Division

Daniel J. Valenzuela
Phoenix Division

EQUITY AFFILIATE

Casa Ley, S.A. de C.V. (Mexico)

Juan Manuel Ley Lopez
Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 2, 2010

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 1-00041

SAFEWAY

SAFEWAY INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	94-3019135 (I.R.S. Employer Identification No.)
5918 Stoneridge Mall Road Pleasanton, California (Address of principal executive offices)	94588-3229 (Zip Code)
Registrant's telephone number, including area code:	(925) 467-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value per share	New York Stock Exchange
7.45% Senior Debentures due 2027	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

(Title of class)

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes X No_ .**

(Cover continued on following page)

(Cover continued from previous page)

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **Yes _ No X**.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes X No _**.

Indicate by check mark whether the registrant has electronically submitted and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) **Yes X No _.**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K **X**.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "accelerated filer, large accelerated filer and smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer X **Accelerated filer _** **Non-accelerated filer _**

Smaller reporting company _

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). **Yes _ No X**.

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 20, 2009 was approximately $8.6 billion.

As of February 25, 2010, there were outstanding 388.8 million shares of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

The following document is incorporated by reference to the extent specified herein:

Document Description	10-K Part
Portions of the definitive proxy statement for use in connection with the Annual Meeting of Stockholders (to be held May 19, 2010) to be filed within 120 days after the end of the fiscal year ended January 2, 2010	III

SAFEWAY INC. AND SUBSIDIARIES
Table of Contents

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K for Safeway Inc. ("Safeway" or the "Company") contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company also provides forward-looking statements in other materials which are released to the public, as well as oral forward-looking statements. Forward-looking statements contain information about our future operating or financial performance. Forward-looking statements are based on our current expectations and involve risks and uncertainties, which may be beyond our control, as well as assumptions. If assumptions prove to be incorrect or if known or unknown risks and uncertainties materialize into actual events or circumstances, actual results could differ materially from those included in or contemplated or implied by these statements. Forward-looking statements do not strictly relate to historic or current facts. Forward-looking statements are indicated by words or phrases such as "continuing," "ongoing," "expects," "estimates," "anticipates," "believes," "guidance" and similar words or phrases and the negative of such words or phrases.

This Annual Report on Form 10-K includes forward-looking statements relating to, among other things: changes in retail square footage and store count; changes to the total closed store reserve; uses of cash; sufficiency of liquidity; indemnification obligations; dividend payments on common stock; cash capital expenditures; outcomes of legal proceedings; the effect of new accounting standards; compliance with laws and regulations; pension plan expense and contributions; obligations and payments under benefit plans; the rate of return on pension assets; total unrecognized tax benefits; amount of indebtedness; and Lifestyle stores. The following are among the principal factors that could cause actual results to differ materially from those included in or contemplated or implied by the forward-looking statements:

- General business and economic conditions in our operating regions, including the rate of inflation or deflation, consumer spending levels, currency valuations, population, employment and job growth in our markets;
- Pricing pressures and competitive factors, which could include pricing strategies, store openings, remodels or acquisitions by our competitors;
- Results of our programs to control or reduce costs, improve buying practices and control shrink;
- Results of our programs to increase sales;
- Results of our continuing efforts to expand corporate brands;
- Results of our programs to improve our perishables departments;
- Results of our promotional programs;
- Results of our capital program;
- Results of our efforts to improve working capital;
- Results of any ongoing litigation in which we are involved or any litigation in which we may become involved;
- The resolution of uncertain tax positions;
- The ability to achieve satisfactory operating results in all geographic areas where we operate;
- Changes in the financial performance of our equity investments;
- Labor costs, including benefit plan costs and severance payments, or labor disputes that may arise from time to time and work stoppages that could occur in areas where certain collective bargaining agreements have expired or are on indefinite extensions or are scheduled to expire in the near future;
- Failure to fully realize or delay in realizing growth prospects for new business ventures, including Blackhawk Network Holdings, Inc. ("Blackhawk");
- Legislative, regulatory, tax, accounting or judicial developments, including with respect to Blackhawk;
- The cost and stability of fuel, energy and other power sources;
- The impact of the cost of fuel on gross margin and identical-store sales;
- Discount rates used in actuarial calculations for pension obligations and self-insurance reserves;
- The rate of return on our pension assets;
- The availability and terms of financing, including interest rates and our ability to issue commercial paper or issue public debt or to borrow under our lines of credit as a result of current financial market conditions;
- Adverse developments with regard to food and drug safety and quality issues or concerns that may arise;
- Loss of a key member of senior management;
- Data security or other information technology issues that may arise;

- Unanticipated events or changes in real estate matters, including acquisitions, dispositions and impairments;
- Adverse weather conditions and effects from natural disasters;
- Performance of new business ventures or other opportunities that we pursue, including Blackhawk; and
- The capital investment in and financial results from our Lifestyle stores.

We undertake no obligation to update forward-looking statements to reflect new information, events or developments after the date hereof. For additional information regarding these risks and uncertainties, see "Item 1A. Risk Factors." These are not intended to be a discussion of all potential risks or uncertainties, as it is not possible to predict or identify all risk factors.

PART I

Item 1. Business

General Safeway was incorporated in the state of Delaware in July 1986 as SSI Holdings Corporation and, thereafter, its name was changed to Safeway Stores, Incorporated. In February 1990, the Company changed its name to Safeway Inc.

Safeway Inc. is one of the largest food and drug retailers in North America, with 1,725 stores at year-end 2009. The Company's U.S. retail operations are located principally in California, Oregon, Washington, Alaska, Colorado, Arizona, Texas, the Chicago metropolitan area and the Mid-Atlantic region. The Company's Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food-processing facilities.

Safeway owns and operates GroceryWorks.com Operating Company, LLC ("GroceryWorks"), an online grocery channel doing business under the names Safeway.com, Vons.com and Genuardis.com (collectively "Safeway.com").

Safeway also has a 49% ownership interest in Casa Ley, S.A. de C.V. ("Casa Ley") which operates 156 food and general merchandise stores in Western Mexico.

Blackhawk, a subsidiary of Safeway, provides third-party gift cards, prepaid cards, telecom cards and sports and entertainment cards to a broad group of top North American retailers for sale to retail customers. Blackhawk also has gift card businesses in the United Kingdom, France, Mexico and Australia.

Stores Safeway's average store size is approximately 46,000 square feet. The Company determines the size of a new store based on a number of considerations, including the needs of the community the store serves, the location and site plan and the estimated return on capital invested. Safeway's "Lifestyle" store showcases the Company's commitment to quality with an expanded perishables offering. It features an earth-toned décor package that is warm and inviting with special lighting to highlight products and departments, custom flooring and unique display features. The Company believes this warm ambience significantly enhances the shopping experience.

Safeway's stores provide a full array of grocery items tailored to local preferences. Most stores offer a wide selection of food and general merchandise and feature a variety of specialty departments such as bakery, delicatessen, floral and pharmacy. In addition, many stores offer Starbucks coffee shops and adjacent fuel centers.

Safeway continues to operate a number of smaller stores that also offer an extensive selection of food and general merchandise and that generally include one or more specialty departments. These stores remain an important part of the Company's store network in smaller communities and certain other locations where larger stores may not be feasible because of space limitations and/or community needs or restrictions.

The following table summarizes Safeway's stores by size at year-end 2009:

Square footage	Number of stores	Percent of total
Less than 30,000	231	13%
30,000 to 50,000	716	42
More than 50,000	778	45
Total stores	1,725	100%

Store Ownership At year-end 2009, Safeway owned 41% of its stores and leased its remaining stores. The Company prefers ownership because it provides control and flexibility with respect to remodeling, expansions, closures and financing terms.

Merchandising Safeway's operating strategy is to provide value to its customers by maintaining high store standards and a wide selection of high-quality products at competitive prices. To provide one-stop shopping for today's busy shoppers, the Company emphasizes high-quality produce and meat and offers many specialty items through its various specialty departments.

Safeway is focused on differentiating its offering with high-quality perishables. The Company believes it has developed a reputation for having the best produce in the market, through high-quality specifications and precise handling procedures, and the most tender and flavorful meat, through the Company's Rancher's Reserve Tender Beef offering. In addition, Safeway has developed a variety of new items in the deli/food service department, including Signature Cafe sandwiches, soups and salads that provide meal solutions to today's busy shoppers.

Safeway has continued to develop its premium line of Consumer Brand products. Hundreds of items have been developed since 1993 under the "Safeway SELECT" banner. The award-winning Safeway SELECT line offers premium quality products that the Company believes are unique to the category and deliver a distinctive twist to foods through special ingredients, recipes, and world-inspired cuisines. The Safeway SELECT line of products includes: artisan baked goods, sparkling ciders and lemonades, salsas, whole bean coffees, frozen pizzas and entrees, fresh and dry pastas and sauces, and an extensive array of ice creams, hors d'oeuvres, and desserts.

The Lucerne brand has been producing quality dairy products for over 100 years. It offers over 400 items.

In 2005, Safeway introduced the line of *O* ORGANICS food and beverage products. Everything in the *O* ORGANICS line, which includes more than 300 items, comes from certified organic growers or processors and is USDA-certified organic. The *O* ORGANICS line includes, among other products: milk, chicken, salads, juices and entrees.

Safeway launched Eating Right, a line of great-tasting, better-for-you products, in 2007. Eating Right products span more than 20 categories, including frozen entrees, soups, produce and salad dressings. In 2008, one of the key initiatives for Eating Right was the launch of Eating Right Kids. The Eating Right Kids line includes, among other products: bread, vegetable and fruit snacks, kids fruit juices and vitamin water, cereal and lunch boxes.

In May 2008, "mom to mom", a baby care brand, was launched. The brand offers 86 items to care for a baby's needs including diapers, wipes, infant formula and toiletries.

Bright Green, a home care brand, launched in October 2008. With over 20 items across a variety of home care categories such as laundry, lighting, home cleaning and paper goods, Bright Green enables consumers to practice a greener lifestyle without sacrificing quality.

In January 2009, waterfront BISTRO, restaurant quality seafood, was launched. The brand features a line of prepared seafood entrees.

Priority Total Pet Care, a line of pet foods and pet care products, was introduced in 2006.

The Company also offers Value Red, a line of value-priced paper goods.

Manufacturing and Wholesale The principal function of manufacturing operations is to purchase, manufacture and process private-label merchandise sold in stores operated by Safeway. As measured by sales dollars, 17% of Safeway's private-label merchandise is manufactured in Company-owned plants, and the remainder is purchased from third parties.

Safeway's Canadian subsidiary has a wholesale operation that distributes both national brands and private-label products to independent grocery stores and institutional customers.

Safeway operated the following manufacturing and processing facilities at year-end 2009:

	U.S.	Canada
Milk plants	6	3
Bakery plants	6	2
Ice cream plants	2	2
Cheese and meat packing plants	–	2
Soft drink bottling plants	4	–
Fruit and vegetable processing plants	1	3
Cake commissary	1	–
Total	20	12

In addition, the Company operates laboratory facilities for quality assurance and research and development in certain plants and at its corporate offices.

Distribution Safeway has 17 distribution/warehousing centers (13 in the United States and four in Canada), which collectively provide the majority of all products to Safeway's 12 retail operating areas. The Company's distribution centers in Maryland and British Columbia are operated by third parties.

Capital Expenditure Program A key component of the Company's long-term growth strategy is its capital expenditure program. The Company's capital expenditure program funds, among other things, new stores, remodels, manufacturing plants, distribution facilities and information technology. Safeway's management has maintained a rigorous program to select and approve new capital investments.

The table below details changes in the Company's store base and presents the Company's cash capital expenditures over the last five years (dollars in millions):

	2009	2008	2007	2006	2005
Total stores at beginning of year	**1,739**	1,743	1,761	1,775	1,802
Stores opened:					
New	**3**	8	13	7	11
Replacement	**5**	12	7	10	10
	8	20	20	17	21
Stores closed (1)	**22**	24	38	31	48
Total stores at year end	**1,725**	1,739	1,743	1,761	1,775
Remodels completed (2)					
Lifestyle remodels	**82**	232	253	276	293
Other remodels	**10**	21	15	8	22
	92	253	268	284	315
Number of fuel stations at year end	**388**	382	361	340	314
Total retail square footage at year end (in millions)	**80.1**	80.4	80.3	80.8	81.0
Cash paid for property additions	**$851.6**	$1,595.7	$1,768.7	$1,674.2	$1,383.5
Cash paid for property additions as a percentage of sales and other revenue	**2.1%**	3.6%	4.2%	4.2%	3.6%

(1) Included 14 Dominick's store closures in 2007 and 26 Randall's store closures in 2005. Such store closures were part of a program to improve profitability in those divisions. We do not plan to significantly change total retail square footage or store count in the foreseeable future.

(2) Defined as store remodel projects (other than maintenance) generally requiring expenditures in excess of $0.2 million.

In 2010, the Company expects to spend $0.9 billion to $1.0 billion in cash for capital expenditures and to open approximately 20 new Lifestyle stores and to remodel approximately 80 stores to Lifestyle stores. At year-end 2009, 79% of Safeway's store base were Lifestyle stores. Safeway expects to convert most of the remaining stores to Lifestyle stores over the next few years.

Financial Information about Segments, Geographic Areas and Sales Revenue by Type of Similar Product Note N to the consolidated financial statements set forth in Part II, Item 8 of this report provides financial information about the Company's segments, geographic areas and sales revenue by type of similar product.

Trade Names and Trademarks Safeway has invested significantly in the development and protection of "Safeway" both as a trade name and a trademark and considers it to be an important asset. Safeway also owns approximately 400 other trademarks registered and/or pending in the United States Patent and Trademark Office and other jurisdictions, including trademarks for its product lines such as Safeway, Safeway SELECT, Rancher's Reserve, O ORGANICS, Lucerne, Primo Taglio, Eating Right, Eating Right Kids, mom to mom, waterfront BISTRO, Bright Green, Value Red, Signature Café and Priority, and other trademarks such as Pak'N Save Foods, Vons, Pavilions, Dominick's, Randalls, Tom Thumb, Genuardi's and Carrs Quality Centers. Each trademark registration is for an initial period of 10 or 20 years, depending on the registration date, and may be renewed so long as it is in continued use in commerce.

Canada Safeway also has registered numerous trademarks in Canada. Canada Safeway also has invested significantly in "Safeway" both as a trade name and a trademark and considers it to be an important asset in Canada. Canada Safeway owns and has registered in Canada more than 200 trademarks, most of which replicate trademarks owned in the United

States by Safeway. In addition to those trademarks used in common with Safeway, Canada Safeway owns certain trademarks unique to its business in Canada. For example, Canada Safeway has registered the trademarks, "Macdonalds Consolidated" and "Family Foods" in connection with wholesale distribution of merchandise to independent grocers. In Canada, each trademark registration is for an initial period of 15 years, and may be renewed for additional periods of 15 years, as long as the trademark continues to be used in commerce.

Safeway considers its trademarks to be of material importance to its business and actively defends and enforces its rights.

Working Capital At year-end 2009, working capital consisted of $3.8 billion in current assets and $4.2 billion in current liabilities. Normal operating fluctuations in these substantial balances can result in changes to cash flow from operations presented in the consolidated statements of cash flows that are not necessarily indicative of long-term operating trends. There are no unusual industry practices or requirements relating to working capital items.

Seasonality Blackhawk receives a significant portion of the cash inflow from the sale of third-party gift cards late in the fourth quarter of the year and generally remits the cash, less commissions, to the card partners early in the first quarter of the following year.

Competition Food retailing is intensely competitive. The principal competitive factors that affect the Company's business are location, quality, price, service, selection and condition of assets.

We face intense competition from traditional grocery retailers, non-traditional competitors such as supercenters and club stores, as well as from specialty supermarkets, drug stores, dollar stores, convenience stores and restaurants. Safeway and its competitors engage in price competition which, from time to time, has adversely affected operating margins in the Company's markets.

Raw Materials Various agricultural commodities constitute the principal raw materials used by the Company in the manufacture of its food products. Management believes that raw materials for its products are not in short supply, and all are readily available from a wide variety of independent suppliers.

Compliance with Environmental Laws The Company's compliance with the federal, state, local and foreign laws and regulations which have been enacted or adopted regulating the discharge of materials into the environment or otherwise related to the protection of the environment, has not had and is not expected to have a material adverse effect upon the Company's financial position or results of operations.

Employees At year-end 2009, Safeway had more than 186,000 full- and part-time employees. Approximately 80% of Safeway's employees in the United States and Canada are covered by collective bargaining agreements negotiated with union locals affiliated with one of nine different international unions. There are approximately 430 such agreements, typically having three- to five-year terms. Accordingly, Safeway renegotiates a significant number of these agreements every year.

During 2009, contracts covering approximately 19,000 employees were ratified. In particular, United Food and Commercial Workers International Union ("UFCW") collective bargaining agreements which covered approximately 17,000 employees, primarily in stores in the Company's Phoenix division, as well as stores in Manitoba, Canada, were ratified.

Available Information Safeway's corporate Web site is located at *www.safeway.com*. You may access our Securities and Exchange Commission ("SEC") filings free of charge at our corporate Web site promptly after such material is electronically filed with, or furnished to, the SEC. We also maintain certain corporate governance documents on our Web site, including the Company's Corporate Governance Guidelines, our Director Independence Standards, the Code of Business Conduct and Ethics for the Company's corporate directors, officers and employees, and the charters for our Audit, Nominating and Corporate Governance, and Executive Compensation committees. We will provide a copy of any such documents to any stockholder who requests it. We do not intend for information found on the Company's Web site to be part of this document.

Item 1A. Risk Factors

We wish to caution you that there are risks and uncertainties that could affect our business. These risks and uncertainties include, but are not limited to, the risks described below and elsewhere in this report, particularly in "Forward-Looking Statements." The following is not intended to be a complete discussion of all potential risks or uncertainties, as it is not possible to predict or identify all risk factors.

Competitive Industry Conditions We face intense competition from traditional grocery retailers, non-traditional competitors such as supercenters and club stores, as well as from specialty supermarkets, drug stores, dollar stores, convenience stores and restaurants. Increased competition may have an adverse effect on profitability as the result of lower sales, lower gross profits and/or greater operating costs.

Our ability to attract customers is dependent, in large part, upon a combination of location, quality, price, service, selection and condition of assets. In each of these areas, traditional and non-traditional competitors compete with us and may successfully attract our customers to their stores by aggressively matching or exceeding what we offer. In recent years, many of our competitors have increased their presence in our markets. Our responses to competitive pressure, such as additional promotions and increased advertising, could adversely affect our profitability. We cannot guarantee that our actions will succeed in gaining or maintaining market share. Additionally, we cannot predict how our customers will react to the entrance of certain non-traditional competitors into the grocery retailing business.

Because we face intense competition, we need to anticipate and respond to changing consumer demands more effectively than our competitors. We strive to achieve and maintain favorable recognition of our unique private-label brands, effectively market our products to consumers, competitively price our products and maintain and enhance a perception of value for consumers. Finally, we need to source and market our merchandise efficiently and creatively. Failure to accomplish these objectives could impair our ability to compete successfully and adversely affect our growth and profitability.

Labor Relations A significant majority of our employees are unionized, and our relationship with unions, including labor disputes or work stoppages, could have an adverse impact on our financial results.

We are a party to approximately 430 collective bargaining agreements, of which 103 are scheduled to expire in 2010. These expiring agreements cover approximately 21% of our union-affiliated employees. In future negotiations with labor unions, we expect that rising health care, pension and wage costs, among other issues, will be important topics for negotiation. If, upon the expiration of such collective bargaining agreements, we are unable to negotiate acceptable contracts with labor unions, it could result in strikes by the affected workers and thereby significantly disrupt our operations. Further, if we are unable to control health care and pension costs provided for in the collective bargaining agreements, we may experience increased operating costs and an adverse impact on future results of operations.

Profit Margins Profit margins in the grocery retail industry are very narrow. In order to increase or maintain our profit margins, we develop strategies to reduce costs, such as productivity improvements, shrink reduction, distribution center efficiencies, energy efficiency programs and other similar strategies. Our failure to achieve forecasted cost reductions across the Company might have a material adverse effect on our business. Changes in our product mix also may negatively affect certain financial measures.

Opening and Remodeling Stores Our inability to open and remodel stores as planned could have a material adverse effect on our results. In 2010, we plan to open approximately 20 new Lifestyle stores and to remodel approximately 80 stores into Lifestyle stores. If, as a result of labor relations issues, supply issues or environmental and real estate delays, these capital projects do not stay within the time and financial budgets we have forecasted, our future financial performance could be materially adversely affected. Furthermore, we cannot ensure that the new or remodeled stores will achieve anticipated same-store sales or profit levels.

Future Growth of Blackhawk Blackhawk's business, financial condition, results of operations and prospects are subject to certain risks and uncertainties. Consequently, actual results could differ materially from Blackhawk's targeted earnings growth. There is no assurance that Blackhawk will continue to grow at the same rate as it has in the past. Some of the specific risks and uncertainties include, but are not limited to, the following:

- Blackhawk faces competition from other companies that may introduce new products that compete with products offered by Blackhawk. This could limit Blackhawk's future growth;
- Blackhawk is substantially dependent on the continuous operation and security of its information technology applications and infrastructure;
- A significant portion of Blackhawk's revenues and net earnings is realized during the last several weeks of the calendar year and are related to consumer gift purchases. A reduction in consumer spending for gifts, operational issues that result in limitations on gift cards available for sale in Blackhawk's distribution channels, or other factors that contribute to a shortfall in sales during this period could have an adverse effect on the Company's consolidated results of operations and financial condition;
- Blackhawk's business depends on its ability to negotiate contract renewals with its key partners;
- Blackhawk has operations in several international locations, and it may find a different business or competitive environment in markets outside the U.S. that could adversely affect its profitability; and
- Blackhawk's prospects could be adversely affected as a result of regulatory changes affecting the sales of gift cards or other products that Blackhawk sells or plans to sell in the future.

Food Safety, Quality and Health Concerns We could be adversely affected if consumers lose confidence in the safety and quality of certain food products. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying our products or cause production and delivery disruptions. The real or perceived sale of contaminated food products by us could result in product liability claims, a loss of consumer confidence and product recalls, which could have a material adverse effect on our sales and operations.

Current Economic Conditions The United States and, to a lesser extent, Canadian economies and financial markets have declined and experienced volatility due to uncertainties related to unemployment rates, energy prices, availability of credit, difficulties in the banking and financial services sectors, the decline in the housing market and falling consumer confidence. As a result, consumers are more cautious. This has led to reduced consumer spending, to consumers trading down to a less expensive mix of products and to consumers trading down to discounters for grocery items, all of which has affected Safeway's sales growth. If these conditions continue or worsen, it could further impact Safeway's sales growth. In 2009, Safeway experienced overall deflation. In this uncertain economy, it is difficult to forecast with certainty whether 2010 will be a period of inflation or deflation. Food deflation could reduce sales growth and earnings, while food inflation, combined with reduced consumer spending, could reduce gross profit margins. We are unable to predict when the economies of the United States and Canada will improve. If these economies do not improve, Safeway's business, results of operations and financial condition could be adversely affected.

Unfavorable Changes in Government Regulation Our stores are subject to various federal, state, local and foreign laws, regulations and administrative practices that affect our business. We must comply with numerous provisions regulating health and sanitation standards, food labeling, equal employment opportunity, minimum wages and licensing for the sale of food, drugs and alcoholic beverages. We cannot predict either the nature of future laws, regulations, interpretations or applications, or the effect either additional government regulations or administrative orders, when and if promulgated, or disparate federal, state, local and foreign regulatory schemes would have on our future business. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling and/or scientific substantiation. Any or all of such requirements could have an adverse effect on our results of operations and financial condition.

Substantial Indebtedness We currently have, and expect to continue to have, a significant amount of debt, which could adversely affect our financial health. As of January 2, 2010, we had approximately $4.9 billion in total consolidated debt outstanding, including capital lease obligations. This substantial indebtedness could increase our vulnerability to general adverse economic and industry conditions. If debt markets do not permit us to refinance certain maturing debt: (i) we may be required to dedicate an unplanned portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, development efforts and other general corporate purposes; (ii) our flexibility in planning for, or reacting to, changes in our business may be limited; (iii) we might be placed at a competitive disadvantage relative to our competitors that have less debt; and (iv) we may be limited by the financial and other restrictive covenants in the documents governing our indebtedness. Changes in our credit ratings may have an adverse impact on our financing costs and structure in future periods, such as higher interest costs on future financings and our ability to participate in the commercial paper market. Additionally, interest expense could be materially and adversely affected by increases in interest rates, increases in the amount of outstanding debt, decisions to incur premiums on the early redemption of debt and any other factor that results in an increase in debt.

Retirement Plans We maintain defined benefit retirement plans for substantially all employees not participating in multi-employer pension plans. The funded status of these plans (the difference between the fair value of the plan assets and the projected benefit obligation) is a significant factor in determining annual pension expense as well as cash contributions to fund the plans. Historically, Safeway's retirement plans have been well funded, and cash contributions to the plans have been relatively small. For example, cash contributions were $16.7 million and $33.8 million in 2009 and 2008, respectively, and were limited primarily to our Canadian retirement plans.

The decline in the financial markets during 2008 resulted in a substantial reduction in the fair value of the retirement plan assets. As a result, at the end of fiscal 2008, projected benefit obligations exceeded the fair value of plan assets for all of the Company's pension plans. In 2009, the financial markets improved. As a result, pension expense in 2010 is expected to decline compared to 2009. Despite the improvement in the financial markets at the end of 2009, the projected benefit obligation continued to exceed the fair value of the plan assets. The Company currently expects to contribute approximately $7.8 million to its defined benefit pension plan trusts in 2010, primarily in Canada. If financial markets do not continue to improve or if financial markets decline, increased pension expense and cash contributions may have an adverse impact on our financial results.

In addition, we participate in various multi-employer pension plans for substantially all employees represented by unions. We are required to make contributions to these plans in amounts established under collective bargaining agreements. Under the Pension Protection Act of 2006 ("PPA"), additional contributions may be required in the form of a surcharge that is equal to 5% of the contributions due in the first year and 10% each year thereafter until the applicable bargaining agreement expires. If surcharges are required, many of our bargaining agreements provide for an offset against contribution amounts otherwise required under those agreements.

Pension expense for these plans is recognized as contributions are made. Benefits generally are based on a fixed amount for each year of service. We contributed $278.1 million, $286.9 million and $270.1 million to these plans in 2009, 2008 and 2007, respectively. Based on the most recent information available to us, we believe a number of these multi-employer plans are underfunded. As a result, contributions to these plans may increase. The amount of any increase or decrease in our required contributions to these multi-employer pension plans will depend upon the outcome of collective bargaining, actions taken by trustees who manage the plans, government regulations, the actual return on assets held in the plans and the potential payment of a withdrawal liability if we choose to exit a market, among other factors. Additionally, the benefit levels and related issues will continue to create collective bargaining challenges. Under current law, an employer that withdraws or partially withdraws from a multi-employer pension plan may incur withdrawal liability to the plan, which represents the portion of the plan's underfunding that is allocable to the withdrawing employer under very complex actuarial and allocation rules. Multi-employer pension legislation passed in 2006 and 2008 will continue to impact the funds in which we participate, which may have an impact on future pension contributions.

Legal Proceedings From time to time, we are a party to legal proceedings, including matters involving personnel and employment issues, personal injury, antitrust claims and other proceedings arising in the ordinary course of business. In addition, there is an increasing number of cases being filed against companies generally, which contain class-action allegations under federal and state wage and hour laws. We estimate our exposure to these legal proceedings and establish reserves for the estimated liabilities. Assessing and predicting the outcome of these matters involves substantial uncertainties. Although not currently anticipated by management, unexpected outcomes in these legal proceedings, or changes in management's evaluations or predictions, could have a material adverse impact on our financial results.

Insurance Plan Claims We use a combination of insurance and self-insurance to provide for potential liabilities for workers' compensation, automobile and general liability, property risk, director and officers' liability and employee health care benefits. We estimate the liabilities associated with the risks retained by us, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumptions which, by their nature, are subject to a high degree of variability. Any actuarial projection of losses concerning workers' compensation and general liability is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

The majority of the Company's workers' compensation liability is from claims occurring in California. California workers' compensation has received intense scrutiny from the state's politicians, insurers, employers and providers, as well as the public in general. Recent years have seen escalation in the number of legislative reforms, judicial rulings and social phenomena affecting our business. Some of the many sources of uncertainty in the Company's reserve estimates include changes in benefit levels, medical fee schedules, medical utilization guidelines, vocation rehabilitation and apportionment. Reversals of reforms by legislation or judicial action could have a material adverse impact on our financial results.

Impairment of Goodwill and Long-Lived Assets On our balance sheet, we have $426.6 million of goodwill subject to periodic testing for impairment. Our long-lived assets, primarily stores, also are subject to periodic testing for impairment. Failure to achieve sufficient levels of cash flow at reporting units could result in impairment charges on goodwill and/or long-lived assets. Our goodwill impairment analysis also includes a comparison of the aggregate estimated fair value of all reporting units to our total market capitalization. Therefore, a significant and sustained decline in our stock price could result in goodwill impairment charges. During times of financial market volatility, significant judgment is required to determine the underlying cause of the decline and whether stock price declines are short-term in nature or indicative of an event or change in circumstances. We have incurred significant impairment charges to earnings in the past, including fiscal 2009, for goodwill and long-lived assets.

Information Technology Risks The Company has large, complex information technology systems that are important to business operations. The Company could encounter difficulties developing new systems or maintaining and upgrading existing systems. Such difficulties could lead to significant expenses or losses due to disruption in business operations.

As a merchant who accepts debit and credit cards for payment, Safeway is subject to the Payment Card Industry Data Security Standard ("PCI DSS"), issued by the PCI Council. PCI DSS contains compliance guidelines and standards with regards to the Company's security surrounding the physical and electronic storage, processing and transmission of individual cardholder data.

Despite the Company's considerable efforts and technology to secure our computer network and payment cardholder data, security could be compromised, confidential information could be misappropriated or system disruptions could occur. This could lead to loss of sales or profits or cause the Company to incur significant costs to reimburse third parties for damages.

Changes in Accounting Guidance Financial statements are prepared in accordance with accounting principles generally accepted in the United States. They are subject to interpretation by various governing bodies, including the Financial Accounting Standards Board ("FASB") and the SEC, which create and interpret accounting standards. For many aspects of our business, such as workers' compensation, store closures, employee benefit plans, goodwill and income tax contingencies, these standards and their interpretations require management's most difficult, subjective or complex judgments. Additionally, the SEC is evaluating the use of International Financial Reporting Standards for the preparation of financial statements by U.S. registrants. A change from current accounting guidance could have a significant effect on the Company's results of operations.

Energy and Fuel Safeway's operations are dependent upon the availability of a significant amount of energy and fuel to manufacture, store and transport products. Energy and fuel costs have experienced volatility over time. To reduce the impact of volatile energy costs, the Company has entered into contracts to purchase electricity and natural gas at fixed prices to satisfy a portion of its energy needs. This is discussed further in Part II, Item 7A of this report under the caption "Commodity Price Risk."

Safeway also sells fuel. Significant increases in wholesale fuel costs could result in retail price increases and in lower gross profit on fuel sales. Additionally, consumer demand for fuel may decline if retail prices increase. Such volatility and the impact to our operations and financial results are difficult to predict.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The information required by this item is set forth in Part I, Item 1 of this report.

Item 3. Legal Proceedings

Information about legal proceedings appears under the caption "Legal Matters" in Note M to the consolidated financial statements set forth in Part II, Item 8 of this report.

Executive Officers of the Registrant

The names and ages of the current executive officers of the Company and their positions as of February 25, 2010 are set forth below. Unless otherwise indicated, each of the executive officers served in various managerial capacities with the Company over the past five years. None of the executive officers named below is related to any other executive officer or director by blood, marriage or adoption. Officers serve at the discretion of the Board of Directors.

Name and all positions with the Company held at February 25, 2010	Age	Year first elected: Officer	Year first elected: Present office
Steven A. Burd Chairman, President and Chief Executive Officer	60	1992	1993
Diane M. Dietz (1) Executive Vice President and Chief Marketing Officer	43	2008	2008
Robert L. Edwards Executive Vice President and Chief Financial Officer	54	2004	2004
Bruce L. Everette Executive Vice President Retail Operations	58	1991	2001
Larree M. Renda Executive Vice President Chief Strategist and Administrative Officer	51	1991	1999
David F. Bond Senior Vice President Finance and Control	56	1997	1997
David T. Ching Senior Vice President and Chief Information Officer	57	1994	1994
Robert A. Gordon Senior Vice President Secretary and General Counsel Chief Governance Officer	58	1999	2000
Russell M. Jackson (2) Senior Vice President Human Resources	52	2007	2007
Melissa C. Plaisance Senior Vice President Finance and Investor Relations	50	2004	2004
Kenneth M. Shachmut Senior Vice President Strategic Initiatives, Health Initiatives and Reengineering	61	1994	1999

Executive Officers of the Registrant (continued)

Name and all positions with the Company held at February 25, 2010	Age	Year first elected: Officer	Year first elected: Present office
David R. Stern Senior Vice President Planning and Business Development	55	1994	2002
Jerry Tidwell Senior Vice President Supply Operations	58	2001	2003
Donald P. Wright Senior Vice President Real Estate and Engineering	57	1991	1991

(1) Diane M. Dietz was appointed as Executive Vice President and Chief Marketing Officer in July 2008. Prior to joining the Company, Ms. Dietz was an Executive Vice President with Procter and Gamble. Prior to her appointment as Executive Vice President in 2007, she served Procter and Gamble in various positions since 1989.

(2) Russell M. Jackson was appointed as Senior Vice President, Human Resources, of the Company in March 2007. Prior to joining Safeway, he was employed with PG&E Corporation for 27 years, where he most recently served as Senior Vice President, Human Resources.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock, $0.01 par value, is listed on the New York Stock Exchange. Information on dividends declared per common share is set forth in Part II, Item 7 of this report. The following table presents quarterly high and low sales prices for the Company's common stock.

Fiscal Year 2009:	Low	High
Quarter 4 (16 weeks)	**$ 19.15**	**$ 23.63**
Quarter 3 (12 weeks)	**17.87**	**21.15**
Quarter 2 (12 weeks)	**18.98**	**21.73**
Quarter 1 (12 weeks)	**17.19**	**24.25**
Fiscal Year 2008:		
Quarter 4 (17 weeks)	$ 17.19	$ 27.94
Quarter 3 (12 weeks)	24.92	31.15
Quarter 2 (12 weeks)	25.75	32.69
Quarter 1 (12 weeks)	27.79	35.10

There were 14,649 stockholders of record as of February 25, 2010; however, approximately 99% of the Company's outstanding stock is held in "street name" by depositories or nominees on behalf of beneficial holders. The closing price per share of common stock, as reported on the New York Stock Exchange Composite Tape, was $24.73 at the close of business on February 25, 2010.

Although the Company expects to continue to pay quarterly dividends on its common stock, the payment of future dividends is at the discretion of the Board of Directors and will depend upon the Company's earnings, capital requirements, financial condition and other factors.

Issuer Purchases of Equity Securities

Fiscal period	Total number of shares purchased	Average price paid per share (3)	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs (in millions) (4)
September 13, 2009 – October 10, 2009	–	–	–	$ 719.7
October 11, 2009 – November 7, 2009	10,410,000 (1)	$ 22.63	10,400,000	484.0
November 8, 2009 – December 5, 2009	9,001,941 (2)	23.02	9,000,000	276.6
December 6, 2009 – January 2, 2010	–	–	–	1,276.6
Total	19,411,941	$ 22.81	19,400,000	$ 1,276.6

(1) Includes 10,000 shares of restricted stock that were repurchased at par in conjunction with an employee's termination during the period.

(2) Includes 1,941 shares withheld, at the election of a certain holder of restricted stock, by the Company from the vested portion of restricted stock awards with a market value approximating the amount of the withholding taxes due from such restricted stockholder.

(3) Average price per share excludes commissions. Average price per share excluding the restricted shares referred to in footnote 1 and the withheld restricted shares referred to in footnote 2 above was $22.82.

(4) In 1999, the Company's Board of Directors initiated a $2.5 billion stock repurchase program. The Board increased the authorized level of the stock repurchase program to $3.5 billion in 2002, to $4.0 billion in 2006, to $5.0 billion in 2008 and then to $6.0 billion in December 2009. From the initiation of the repurchase program in 1999 through the end of fiscal 2009, the aggregate cost of shares of common stock repurchased by the Company, including commissions, was approximately $4.7 billion, leaving an authorized amount for repurchases of approximately $1.3 billion. The timing and volume of future repurchases will depend on several factors, including market conditions. The repurchase program has no expiration date but may be terminated by the Board of Directors.

Stock Performance Graph

The following graph compares the yearly percentage change in the Company's cumulative total stockholder return on its common stock for the period from the end of its 2004 fiscal year to the end of its 2009 fiscal year to that of the Standard & Poor's ("S&P") 500 and a group of peer companies(*) in the retail grocery industry and assumes reinvestment of dividends. The stock price performance shown below is not necessarily indicative of future performance.


Stock Price Performance
Safeway vs Peer Group, S&P 500
Price Index FY End 04 = 100
200.0
175.0
150.0
125.0
100.0
75.0
50.0
25.0
0.0

	FYE 04	FYE 05	FYE 06	FYE 07	FYE 08	FYE 09
SWY	100.00	120.62	177.62	177.19	124.63	113.73
Peer group *	100.00	111.33	131.66	150.38	116.86	96.69
S&P 500	100.00	103.00	117.03	121.16	74.53	92.01

SWY — Peer group * — S&P 500

(*) The peer group consists of The Great Atlantic & Pacific Tea Company, Inc., The Kroger Co. and SUPERVALU INC.

The performance graph above is being furnished solely to accompany this annual report on Form 10-K pursuant to Item 201(e) of Regulation S-K, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 6. Selected Financial Data

(Dollars in millions, except per-share amounts)	**52 Weeks 2009**	53 Weeks 2008	52 Weeks 2007	52 Weeks 2006	52 Weeks 2005
Results of Operations					
Sales and other revenue	**$ 40,850.7**	$ 44,104.0	$ 42,286.0	$ 40,185.0	$ 38,416.0
Gross profit	**11,693.5**	12,514.8	12,152.9	11,581.0	11,112.9
Operating and administrative expense	**(10,348.0)**	(10,662.1)	(10,380.8)	(9,981.2)	(9,898.2)
Goodwill impairment charge	**(1,974.2)**	–	–	–	–
Operating (loss) profit	**(628.7)**	1,852.7	1,772.1	1,599.8	1,214.7
Interest expense	**(331.7)**	(358.7)	(388.9)	(396.1)	(402.6)
Other income, net	**7.1**	10.6	20.4	36.3	36.9
(Loss) income before income taxes	**(953.3)**	1,504.6	1,403.6	1,240.0	849.0
Income taxes	**(144.2)**	(539.3)	(515.2)	(369.4)	(287.9)
Net (loss) income	**$ (1,097.5)**	$ 965.3	$ 888.4	$ 870.6	$ 561.1
Basic (loss) earnings per share	**$ (2.66)**	$ 2.23	$ 2.02	$ 1.96	$ 1.25
Diluted (loss) earnings per share	**$ (2.66)**	$ 2.21	$ 1.99	$ 1.94	$ 1.25
Weighted average shares outstanding (in millions):					
Basic	**412.9**	433.8	440.3	444.9	447.9
Diluted	**412.9**	436.3	445.7	447.8	449.8
Cash dividends declared per common share [(1)]	**$ 0.3828**	$ 0.3174	$ 0.2645	$ 0.2225	$ 0.15

Item 6. Selected Financial Data (continued)

(Dollars in millions, except per-share amounts)	**52 Weeks 2009**	53 Weeks 2008	52 Weeks 2007	52 Weeks 2006	52 Weeks 2005
Financial Statistics					
Comparable-store sales (decreases) increases (2)	**(4.9)%**	1.5%	4.4%	4.4%	5.9%
Identical-store sales (decreases) increases (2)	**(5.0)%**	1.4%	4.1%	4.1%	5.8%
Identical-store sales increases (decreases) without fuel (2)	**(2.5)%**	0.8%	3.4%	3.3%	4.3%
Gross profit margin	**28.62%**	28.38%	28.74%	28.82%	28.93%
Operating & administrative expense as a percentage of sales (3)	**25.33%**	24.17%	24.55%	24.84%	25.77%
Operating (loss) profit as a percentage of sales (4)	**(1.5)%**	4.2%	4.2%	4.0%	3.2%
Cash paid for property additions	**$ 851.6**	$ 1,595.7	$ 1,768.7	$ 1,674.2	$ 1,383.5
Depreciation expense	**$ 1,171.2**	$ 1,141.1	$ 1,071.2	$ 991.4	$ 932.7
Total assets (4)	**$ 14,963.6**	$ 17,484.7	$ 17,651.0	$ 16,273.8	$ 15,756.9
Total debt	**$ 4,901.7**	$ 5,499.8	$ 5,655.1	$ 5,868.1	$ 6,358.6
Total stockholders' equity (4)	**$ 4,946.4**	$ 6,786.2	$ 6,701.8	$ 5,666.9	$ 4,919.7
Other Statistics					
Stores opened during the year	**8**	20	20	17	21
Stores closed during the year (5)	**22**	24	38	31	48
Total stores at year end	**1,725**	1,739	1,743	1,761	1,775
Remodels completed (6)					
Lifestyle remodels	**82**	232	253	276	293
Other remodels	**10**	21	15	8	22
Total remodels completed	**92**	253	268	284	315
Total retail square footage at year end (in millions)	**80.1**	80.4	80.3	80.8	81.0

(1) No common stock dividends were declared prior to the second quarter of 2005.

(2) Defined as stores operating the same period in both the current year and the previous year. 2008 is based on the same 53-week period in both years. Comparable stores include replacement stores while identical stores do not. 2005 sales increase includes an estimated 130-basis-point improvement in comparable-store sales and an estimated 140-basis-point improvement in identical-store sales due to the impact of the Southern California strike which ended in the first quarter of 2004.

(3) Management believes this ratio is relevant because it assists investors in evaluating Safeway's ability to control costs.

(4) 2009 includes a pretax goodwill impairment charge of $1,974.2 million.

(5) Included 14 Dominick's store closures in 2007 and 26 Randall's store closures in 2005. Such store closures were part of a program to improve profitability in those divisions. We do not plan to significantly change total retail square footage or store count in the foreseeable future.

(6) Defined as store remodel projects (other than maintenance) generally requiring expenditures in excess of $0.2 million. Excludes acquisitions.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The last three fiscal years consist of the 52-week period ended January 2, 2010 ("fiscal 2009" or "2009"), the 53-week period ended January 3, 2009 ("fiscal 2008" or "2008") and the 52-week period ended December 29, 2007 ("fiscal 2007" or "2007").

Results of Operations

Economic Outlook The current economic environment has made consumers more cautious. In 2009, this led to reduced consumer spending, to consumers trading down to a less expensive mix of products and to consumers trading down to discounters for grocery items, all of which have reduced Safeway's sales. Additionally, in 2009, the Company experienced deflation in certain product categories. These difficult economic conditions may continue in 2010.

Safeway reported a net loss of $1,097.5 million ($2.66 per diluted share) in 2009, net income of $965.3 million ($2.21 per diluted share) in 2008, and net income of $888.4 million ($1.99 per diluted share) in 2007. Fiscal 2009 included a non-cash goodwill impairment charge of $1,974.2 million ($1,818.2 million, net of tax). The impairment was due primarily to Safeway's reduced market capitalization and a weak economy. The difficult economic environment negatively impacted all of Safeway's divisions; however, due to their large goodwill balances, the goodwill impairment resulted primarily from the Vons and Eastern divisions.

Sales Same-store sales (decreases) increases for the past three fiscal years were as follows:

	Fiscal 2009		Fiscal 2008 *		Fiscal 2007	
	Comparable-store sales	**Identical-store sales ****	Comparable-store sales	Identical-store sales **	Comparable-store sales	Identical-store sales **
Including fuel	**(4.9)%**	**(5.0)%**	1.5%	1.4%	4.4%	4.1%
Excluding fuel	**(2.5)%**	**(2.5)%**	0.9%	0.8%	3.6%	3.4%

* Based on the same 53-week period in both years.

** Excludes replacement stores.

Sales decreased 7.4% to $40.9 billion in 2009 from $44.1 billion in 2008. Fuel sales declined $1,197 million. The additional week in 2008 accounted for $777 million of the decline. Additionally, the change in the Canadian dollar exchange rate resulted in a $407 million decrease in sales. Identical-store sales, excluding fuel, declined as a result of economic conditions, investments in price and deflation. Customer counts increased slightly, and average transaction size decreased during fiscal 2009.

Sales increased 4.3% to $44.1 billion in 2008 from $42.3 billion in 2007 primarily because of the additional week in 2008 contributing $777 million in sales, an increase in fuel sales of $397 million, an increase in identical-store sales and Lifestyle store execution. At the end of 2008, Safeway had 1,276 Lifestyle stores compared to 1,024 at the end of 2007. Customer counts decreased, and average transaction size increased during fiscal 2008.

Gross Profit Gross profit represents the portion of sales revenue remaining after deducting the cost of goods sold during the period, including purchase and distribution costs. These costs include inbound freight charges, purchasing and receiving costs, warehouse inspection costs, warehousing costs and other costs associated with Safeway's distribution network. Advertising and promotional expenses are also a component of cost of goods sold. Additionally, all vendor allowances are classified as an element of cost of goods sold.

Gross profit margin was 28.62% of sales in 2009, 28.38% of sales in 2008 and 28.74% in 2007.

The gross profit margin increased 24 basis points to 28.62% of sales in 2009 from 28.38% of sales in 2008. The impact from fuel sales increased gross profit margin 59 basis points. The offsetting 35 basis-point decline was largely the result of investments in everyday prices and higher advertising expense, partly offset by lower LIFO expense, higher gift card revenue and higher energy costs. LIFO income was $35.2 million in 2009 compared to expense of $34.9 million in 2008.

The gross profit margin declined 36 basis points to 28.38% of sales in 2008 from 28.74% of sales in 2007. Excluding fuel, gross profit declined 25 basis points primarily because of investments in price and higher LIFO expense, partly offset by lower advertising expense and improved inventory shrink. LIFO expense was $34.9 million in 2008 compared to $13.9 million in 2007.

The decline in advertising expense in 2008 was primarily the result of a more efficient mix of advertising media. Improved inventory shrink is the result of long-term efforts.

Operating and Administrative Expense Operating and administrative expense consists primarily of store occupancy costs and backstage expenses, which, in turn, consist primarily of wages, employee benefits, rent, depreciation and utilities.

Operating and administrative expense was 25.33% of sales in 2009 compared to 24.17% of sales in 2008 and 24.55% in 2007.

Operating and administrative expense margin increased 116 basis points to 25.33% of sales in 2009 from 24.17% of sales in 2008. Lower fuel sales in 2009 increased operating and administrative expense margin 56 basis points. The remaining 60 basis points was primarily the result of decreased sales leverage, increased charges from property impairments and retirements and increased pension expense, partly offset by lower workers' compensation expense and energy costs.

Operating and administrative expense improved 38 basis points to 24.17% of sales in 2008 from 24.55% of sales in 2007. Higher fuel sales in 2008 improved operating and administrative expense by 11 basis points. The remaining 27 basis point improvement is primarily due to reduced employee costs as a percentage of sales partly offset by higher energy costs, currency exchange losses and workers' compensation costs.

(Loss) Gains on Property Retirements Operating and administrative expense included a net loss on property retirements of $12.7 million in 2009, a gain of $19.0 million in 2008 and a gain of $42.3 million in 2007. In 2007, the Company sold a Bellevue, Washington distribution center at a gain of $46.6 million and a warehouse in Chicago, Illinois at a gain of $11.2 million. These gains were partly offset by net losses on other property retirements.

Interest Expense Interest expense was $331.7 million in 2009, compared to $358.7 million in 2008 and $388.9 million in 2007. Interest expense decreased in 2009 and 2008 primarily due to a combination of lower average borrowings and a lower average interest rate.

Other Income Other income consists of interest income and equity in earnings (losses) from Safeway's unconsolidated affiliate. Interest income was $2.3 million in 2009, $12.5 million in 2008 and $11.8 million in 2007. Equity in earnings (losses) of unconsolidated affiliate was income of $8.5 million in 2009, a loss of $2.5 million in 2008 and income of $8.7 million in 2007.

Income Taxes In 2009, Safeway had income tax expense of $144.2 million despite having a pre-tax loss of $953.3 million. The 2009 tax expense reflects the tax effect of the goodwill impairment charge which is largely nondeductible for income tax purposes and, therefore, increases the Company's effective income tax rate. The impact of the goodwill impairment charge on the tax expense was partly offset by a benefit of $74.9 million from the favorable resolution of various tax matters. The effective tax rates for 2008 and 2007 were 35.8% and 36.7%, respectively.

Critical Accounting Policies and Estimates

Critical accounting policies are those accounting policies that management believes are important to the portrayal of Safeway's financial condition and results of operations and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Workers' Compensation The Company is primarily self-insured for workers' compensation, automobile and general liability costs. It is the Company's policy to record its self-insurance liability as determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported.

Self-insurance reserves are actuarially determined primarily by applying historical paid loss and incurred loss development trends to current cash and incurred expected losses in order to estimate total losses. We then discount total expected losses to their present value using a risk free rate of return.

Any actuarial projection of self-insured losses is subject to a high degree of variability. For example, self-insurance expense was $128.8 million in fiscal 2009, $161.6 million in fiscal 2008 and $117.1 million in 2007. Litigation trends, legal interpretations, benefit level changes, claim settlement patterns and similar factors influenced historical development trends that were used to determine the current year expense and therefore contributed to the variability in annual expense. However, these factors are not direct inputs into the actuarial projection, and thus their individual impact cannot be quantified.

The discount rate is a significant factor that has led to variability in self-insured expenses. Since the discount rate is a direct input into the estimation process, we are able to quantify its impact. The discount rate, which is based on the United States Treasury Note rates for the estimated average claim life of five years, was 2.75% in 2009, 1.75% in 2008 and 3.5% in 2007. A 25-basis-point change in the discount rate affects the self-insured liability by approximately $4.3 million.

The majority of the Company's workers' compensation liability is from claims occurring in California. California workers' compensation has received intense scrutiny from the state's politicians, insurers, employers and providers, as well as the public in general. Recent years have seen escalation in the number of legislative reforms, judicial rulings and social phenomena affecting this business. Some of the many sources of uncertainty in the Company's reserve estimates include changes in benefit levels, medical fee schedules, medical utilization guidelines, vocation rehabilitation and apportionment.

Store Closures Safeway's policy is to recognize losses relating to the impairment of long-lived assets when expected net future cash flows are less than the assets' carrying values. When stores that are under long-term leases close, Safeway records a liability for the future minimum lease payments and related ancillary costs, net of estimated cost recoveries. In both cases, fair value is determined by estimating net future cash flows and discounting them using a risk-adjusted rate of interest. The Company estimates future cash flows based on its experience and knowledge of the market in which the closed store is located and, when necessary, uses real estate brokers. However, these estimates project future cash flows several years into the future and are affected by factors such as inflation, real estate markets and economic conditions.

At any one time, Safeway has a portfolio of closed stores which is widely dispersed over several markets. While individual closed store reserves are likely to be adjusted up or down in the future to reflect changes in assumptions, the change to the total closed store reserve has not been nor is expected to be material.

Employee Benefit Plans The Company recognizes in its statement of financial position an asset for its employee benefit plan's overfunded status or a liability for underfunded status. The Company measures plan assets and obligations that determine the funded status as of fiscal year end. Additional disclosures are provided in Note K to the consolidated financial statements, set forth in Part II, Item 8 of this report.

The determination of Safeway's obligation and expense for pension benefits is dependent, in part, on the Company's selection of certain assumptions used by its actuaries in calculating these amounts. These assumptions are disclosed in

Note K to the consolidated financial statements and include, among other things, the discount rate, the expected long-term rate of return on plan assets and the rate of compensation increases. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. In accordance with GAAP, the amount by which actual results differ from the actuarial assumptions is accumulated and amortized over future periods and, therefore, affects recognized expense and the recorded obligation in such future periods. While Safeway believes its assumptions are appropriate, significant differences in actual results or significant changes in the Company's assumptions may materially affect Safeway's pension and other postretirement obligations and its future expense.

Safeway bases the discount rate on current investment yields on high quality fixed-income investments. The discount rate assumption used to determine the year-end projected benefit obligation is increased or decreased to be consistent with the change in yield rates for high quality fixed-income investments for the expected period to maturity of the pension benefits. The discount rate used to determine 2009 pension expense was 6.3%. A lower discount rate increases the present value of benefit obligations and increases pension expense. Expected return on pension plan assets is based on historical experience of the Company's portfolio and the review of projected returns by asset class on broad, publicly traded equity and fixed-income indices, as well as target asset allocation. Safeway's target asset allocation mix is designed to meet the Company's long-term pension requirements. For 2009, the Company's assumed rate of return was 8.5% on U.S. pension assets and 7.0% on Canadian pension assets. Over the 10-year period ended January 2, 2010, the average rate of return was approximately 3% for U.S. and 5% for Canadian pension assets. The deteriorating conditions in the global financial markets during 2008 led to a substantial reduction in the 10-year average rate of return on pension assets. We expect that the markets will eventually recover to our assumed long-term rate of return.

The following table summarizes actual allocations for Safeway's plans at year-end:

		Plan assets	
Asset category	Target	**2009**	2008
Equity	65%	**68.9%**	60.8%
Fixed income	35	**30.3**	38.0
Cash and other	–	**0.8**	1.2
Total	100%	**100.0%**	100.0%

The investment policy also emphasizes the following key objectives: (1) maintain a diversified portfolio among asset classes and investment styles; (2) maintain an acceptable level of risk in pursuit of long-term economic benefit; (3) maximize the opportunity for value-added returns from active investment management while establishing investment guidelines and monitoring procedures for each investment manager to ensure the characteristics of the portfolio are consistent with the original investment mandate; and (4) maintain adequate controls over administrative costs.

Sensitivity to changes in the major assumptions for Safeway's pension plans are as follows (dollars in millions):

	United States			Canada	
	Percentage point change	Projected benefit obligation decrease (increase)	Expense decrease (increase)	Projected benefit obligation decrease (increase)	Expense decrease (increase)
Expected return on assets	+/-1.0 pt	_	$ 11.0/(11.0)	_	$ 2.4/(2.5)
Discount rate	+/-1.0 pt	$ 203.8/(254.3)	$ 22.0/(27.3)	$ 47.8/(55.0)	$ 4.0/(4.3)

Cash contributions, primarily in Canada, to the Company's pension plans are expected to total approximately $7.8 million in 2010 and totaled $16.7 million in 2009, $33.8 million in 2008 and $33.0 million in 2007.

Goodwill Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Goodwill is not subject to amortization but must be evaluated for impairment.

We test goodwill for impairment annually (on the first day of the fourth quarter), or whenever events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount. The test to evaluate for impairment is a two-step process. In the first step, we compare the fair value of each of our reporting units to its carrying value. If the fair value of any reporting unit is less than its carrying value, we perform a second step to determine the implied fair value of goodwill associated with that reporting unit. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment.

Under generally accepted accounting principles, a reporting unit is either the equivalent to, or one level below, an operating segment. Each reporting unit constitutes a business for which discrete financial information is available and for which segment management regularly reviews the operating results. Our operating segments are our retail divisions. Our reporting units are generally consistent with our operating segments.

As a result of the Company's annual impairment test, Safeway recorded a non-cash impairment charge in the amount of $1,974.2 million (pre-tax) to reduce the carrying value of goodwill. The impairment was due primarily to Safeway's reduced market capitalization and a weak economy. The difficult economic environment negatively impacted all of Safeway's divisions; however, due to their large goodwill balances, the goodwill impairment resulted primarily from the Vons and Eastern divisions. Based upon the results of our 2008 and 2007 analyses, no impairment of goodwill was indicated in 2008 or 2007.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The estimated fair value of each reporting unit is based on an average of the guideline company method and the discounted cash flow method. These methods are based on historical and forecasted amounts specific to each reporting unit and consider, sales, gross profit, operating profit and cash flows and general economic and market conditions, as well as the impact of planned business and operational strategies. We base our fair value estimates on assumptions we believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty.

Actual results may be substantially different than the results forecasted in our estimate of a reporting unit's fair value, resulting in additional goodwill impairment in the future. Additionally, the aggregate fair value of all the reporting units is reconciled to Safeway's total market capitalization. Therefore, a significant and sustained decline in our stock price could also result in additional impairment charges. However, the majority of the remaining $426.6 million of goodwill is at reporting units that have estimated fair value that is at least 50% greater than book value. Reporting units, whose fair value is less than 50% of book value, have total goodwill of $21 million.

Income Tax Contingencies The Company is subject to periodic audits by the Internal Revenue Service and other foreign, state and local taxing authorities. These audits may challenge certain of the Company's tax positions such as the timing and amount of income and deductions and the allocation of taxable income to various tax jurisdictions. The Company evaluates its tax positions and establishes liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. These tax uncertainties are reviewed as facts and circumstances change and are adjusted accordingly. This requires significant management judgment in estimating final outcomes. Actual results could materially differ from these estimates and could significantly affect the Company's effective tax rate and cash flows in future years. Note J to the consolidated financial statements set forth in Part II, Item 8 of this report provides additional information on income taxes.

Liquidity and Financial Resources

Net cash flow from operating activities was $2,549.7 million in 2009, $2,250.9 million in 2008 and $2,190.5 million in 2007. Certain tax items increased cash flow from operating activities in 2009 by approximately $396 million.

Blackhawk receives a significant portion of the cash inflow from the sale of third-party gift cards late in the fourth quarter of the year and remits the majority of the cash, less commissions, to the card partners early in the first quarter of the following year. Blackhawk's net payables related to third-party gift cards increased to $170.4 million in 2009 from $23.9 million in 2008 primarily as a result of the growth of the business and the change in the timing of holiday sales compared to fiscal year end.

Historically, cash contributions to the Company's retirement plans have been relatively small. For example, cash contributions were $16.7 million and $33.8 million in 2009 and 2008, respectively, and were limited primarily to our Canadian retirement plans. The decline in the financial markets during 2008 resulted in a substantial reduction in the fair value of the retirement plan assets. As a result, at the end of fiscal 2008 and fiscal 2009, pension benefit obligations exceeded the fair value of plans assets for all of the Company's pension plans. The Company currently expects to contribute approximately $7.8 million to its defined benefit pension plan trusts in 2010, primarily in Canada. If return on plan assets is less than expected or if discount rates decline, plan contributions could increase significantly in 2011 and beyond.

Net cash flow used by investing activities, which consists principally of cash paid for property additions, was $889.0 million in 2009, $1,546.0 million in 2008 and $1,686.4 million in 2007. Net cash flow used by investing activities declined in 2009 and 2008 because of reduced capital expenditures, partly offset by lower proceeds from the sale of property.

Cash paid for property additions declined to $0.9 billion in 2009 from $1.6 billion in 2008 and $1.8 billion in 2007. The decline in capital expenditures was made possible by fewer competitive store openings, the near-completion of Safeway's Lifestyle rollout, and the condition of Safeway's assets. In 2009, the Company opened eight new Lifestyle stores and completed 82 Lifestyle store remodels. The Company also completed ten other remodels. During 2008, Safeway invested $1.6 billion in capital expenditures. In 2008, the Company opened 20 new Lifestyle stores and completed 232 Lifestyle store remodels. The Company also completed 21 other remodels. During 2007, Safeway invested $1.8 billion in capital expenditures. In 2007, the Company opened 20 new Lifestyle stores, completed 253 Lifestyle remodels. In 2010, the Company expects to spend $0.9 billion to $1.0 billion in cash capital expenditures and to open approximately 20 new Lifestyle stores and to remodel approximately 80 stores into Lifestyle stores. Safeway expects to convert most of the remaining stores to Lifestyle stores over the next few years.

Net cash flow used by financing activities was $1,600.3 million in 2009, $594.3 million in 2008 and $454.0 million in 2007. In 2009, Safeway paid down $599.5 million of debt, repurchased $884.9 million of common stock and paid $153.1 million of dividends. In 2008, the Company paid down $130.0 million of debt, repurchased $359.5 million of common stock and paid $132.1 million of dividends. In 2007, Safeway paid down $261.3 million of debt, repurchased $226.1 million of common stock and paid $111.5 million of dividends.

Based upon the current level of operations, Safeway believes that net cash flow from operating activities and other sources of liquidity, including potential borrowing under Safeway's commercial paper program and its credit agreement, will be adequate to meet anticipated requirements for working capital, capital expenditures, interest payments, dividend payments, stock repurchases, if any, and scheduled principal payments for the foreseeable future. There can be no assurance, however, that Safeway's business will continue to generate cash flow at or above current levels or that the Company will maintain its ability to borrow under its commercial paper program and credit agreement.

Free cash flow Free cash flow is calculated as net cash flow from operating activities, as adjusted to exclude payables related to third-party gift cards, net of receivables, less net cash flow used by investing activities. Cash from the sale of third-party gift cards is held for a short period of time and then remitted, less our commission, to card partners. Because this cash flow is temporary, it is not available for other uses, and it is therefore excluded from our calculation of free cash flow.

	Fiscal Year		
(in millions)	**2009**	2008	2007
Net cash flow from operating activities	**$2,549.7**	$ 2,250.9	$ 2,190.5
Increase in payables related to third-party gift cards, net of receivables	**(170.4)**	(23.9)	(84.1)
Net cash flow from operating activities, as adjusted	**2,379.3**	2,227.0	2,106.4
Net cash flow used by investing activities	**(889.0)**	(1,546.0)	(1,686.4)
Free cash flow	**$1,490.3**	$ 681.0	$ 420.0

Free cash flow provides information regarding the cash that the Company's business generates, which management believes is useful to understanding the Company's business. Free cash flow is also a useful indicator of Safeway's ability to service debt and fund share repurchases that management believes will enhance stockholder value.

This non-GAAP financial measure should not be considered as an alternative to net cash flow from operating activities or other increases and decreases in cash as shown on our Consolidated Statements of Cash Flows as a measure of liquidity. Non-GAAP financial measures have limitations as analytical tools, and they should not be considered in isolation or as substitutes for analysis of the Company's results as reported under GAAP. Other companies in the Company's industry may calculate free cash flow differently , limiting its usefulness as a comparative measure. Because of these limitations, free cash flow should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Income taxes During 2009, the Company received tax refunds of $413 million as follows: (1) the Company accelerated certain tax deductions for its 2008 income tax returns resulting in approximately $224 million of tax refunds; and (2) the resolution of certain other income tax matters resulted in tax refunds of approximately $189 million. These tax refunds increased cash flow from operating activities by $396 million and reduced cash flow used by financing activities by $17 million.

Bank Credit Agreement Information about the Company's bank credit agreement appears in Note D to the consolidated financial statements set forth in Part II, Item 8 of this report.

The computation of Adjusted EBITDA, as defined by the credit agreement, is provided below solely to provide an understanding of the impact that Adjusted EBITDA has on Safeway's ability to borrow under the credit agreement. Adjusted EBITDA should not be considered as an alternative to net income or cash flow from operating activities (which are determined in accordance with GAAP) and is not being presented as an indicator of operating performance or a measure of liquidity. Other companies may define Adjusted EBITDA differently and, as a result, such measures may not be comparable to Safeway's Adjusted EBITDA (dollars in millions).

	52 weeks 2009
Adjusted EBITDA:	
Net loss	**$ (1,097.5)**
Add (subtract):	
Income taxes	**144.2**
Interest expense	**331.7**
Depreciation expense	**1,171.2**
Goodwill impairment charge	**1,974.2**
LIFO income	**(35.2)**
Stock option expense	**57.4**
Property impairment charges	**73.7**
Equity in earnings of unconsolidated affiliate	**(8.5)**
Dividend received from unconsolidated affiliate	**5.8**
Total Adjusted EBITDA	**$ 2,617.0**
Adjusted EBITDA as a multiple of interest expense	**7.89x**
Total debt at year-end 2009	**$ 4,901.7**
Less cash and equivalents in excess of $75.0 at January 2, 2010	**(396.5)**
Adjusted Debt	**$ 4,505.2**
Adjusted Debt to Adjusted EBITDA	**1.72x**

Shelf Registration On December 8, 2008, the Company filed a shelf registration statement (the "Shelf") with the SEC which enables Safeway to issue an unlimited amount of debt securities and/or common stock. The Shelf expires on December 8, 2011. The Safeway Board of Directors has authorized issuance of up to $2.0 billion of securities under the Shelf.

Dividends Declared on Common Stock The following table presents information regarding dividends declared on Safeway's common stock during fiscal 2009, 2008 and 2007.

(in millions, except per-share amounts)	Date Declared	Record Date	Per-Share Amounts	Total	Year-to-date Total
2009					
Quarter 4	**12/10/09**	**12/24/09**	**$ 0.1000**	**$ 38.8**	**$ 156.3**
Quarter 3	**08/25/09**	**09/24/09**	**0.1000**	**40.6**	**117.5**
Quarter 2	**04/29/09**	**06/25/09**	**0.1000**	**41.6**	**76.9**
Quarter 1	**03/05/09**	**03/26/09**	**0.0828**	**35.3**	**35.3**
2008					
Quarter 4	12/11/08	12/24/08	$ 0.0828	$ 35.6	$ 137.3
Quarter 3	08/26/08	09/25/08	0.0828	35.5	101.7
Quarter 2	05/13/08	06/26/08	0.0828	36.0	66.2
Quarter 1	03/06/08	03/27/08	0.0690	30.2	30.2
2007					
Quarter 4	12/04/07	12/27/07	$ 0.0690	$ 30.4	$ 116.6
Quarter 3	08/28/07	09/27/07	0.0690	30.5	86.2
Quarter 2	05/16/07	06/29/07	0.0690	30.3	55.7
Quarter 1	03/08/07	03/30/07	0.0575	25.4	25.4

Dividends Paid on Common Stock The following table presents information regarding dividends paid on Safeway's common stock during fiscal 2009, 2008 and 2007.

(in millions, except per-share amounts)	Date Paid	Record Date	Per-Share Amounts	Total	Year-to-date Total
2009					
Quarter 4	**10/15/09**	**09/24/09**	**$ 0.1000**	**$ 40.6**	**$ 153.1**
Quarter 3	**07/16/09**	**06/25/09**	**0.1000**	**41.6**	**112.5**
Quarter 2	**04/16/09**	**03/26/09**	**0.0828**	**35.3**	**70.9**
Quarter 1	**01/14/09**	**12/24/08**	**0.0828**	**35.6**	**35.6**
2008					
Quarter 4	10/16/08	09/25/08	$ 0.0828	$ 35.5	$ 132.1
Quarter 3	07/17/08	06/26/08	0.0828	36.0	96.6
Quarter 2	04/17/08	03/27/08	0.0690	30.2	60.6
Quarter 1	01/17/08	12/27/07	0.0690	30.4	30.4
2007					
Quarter 4	10/18/07	09/27/07	$ 0.0690	$ 30.5	$ 111.5
Quarter 3	07/19/07	06/29/07	0.0690	30.3	81.0
Quarter 2	04/20/07	03/30/07	0.0575	25.4	50.7
Quarter 1	01/19/07	12/29/06	0.0575	25.3	25.3

Stock Repurchase Program From the initiation of the Company's stock repurchase program in 1999 through the end of fiscal 2009, the aggregate cost of shares of common stock repurchased by the Company, including commissions, was approximately $4.7 billion, leaving an authorized amount for repurchases of approximately $1.3 billion. This includes an increase in the total authorized level of the repurchase program by $1.0 billion to $6.0 billion approved by the Board of Directors in December 2009. During fiscal 2009, Safeway repurchased approximately 42.5 million shares of its common stock under the repurchase program at an aggregate price, including commissions, of $884.9 million. The average price per share, excluding commissions, was $20.80. The Company will evaluate the timing and volume of future repurchases based on several factors, including market conditions, and may repurchase stock in the near- or long-term as circumstances warrant.

Credit Ratings The senior long-term and short-term debt ratings and outlooks currently assigned to unsecured Safeway public debt securities by the rating agencies are as follows:

	Senior Long-Term	Short-Term	Outlook
Fitch Ratings	BBB	F2	Stable
Moody's Investors Services	Baa2	P-2	Stable
Standard & Poor's	BBB	A-2	Stable

Safeway's ability to borrow under the credit agreement is not affected by Safeway's credit ratings. Also, the Company maintains no debt which requires accelerated repayment based on the lowering of credit ratings. Pricing under the credit agreement is generally determined by the better of Safeway's interest coverage ratio or credit ratings. Negative changes in the Company's credit ratings may have an adverse impact on financing costs and structure in future periods, such as the ability to participate in the commercial paper market and higher interest costs on future financings. Additionally, if Safeway does not maintain the financial covenants in its credit agreement, its ability to borrow under the credit agreement would be impaired. Investors should note that a credit rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal by the rating agency. Each credit rating should be evaluated independently.

Contractual Obligations The table below presents significant contractual obligations of the Company at year-end 2009 (in millions) (1):

	2010	2011	2012	2013	2014	Thereafter	Total
Long-term debt (2)	$ 508.2	$ 502.8	$ 851.3	$ 1.4	$ 751.5	$ 1,773.9	$ 4,389.1
Estimated interest on long-term debt	261.4	220.1	203.7	157.2	141.6	1,079.2	2,063.2
Capital lease obligations (2),(3)	31.6	31.3	32.1	32.7	33.0	357.5	518.2
Interest on capital leases	50.5	47.1	43.9	40.5	37.6	211.4	431.0
Self-insurance liability	131.7	92.3	61.6	40.0	26.4	101.8	453.8
Interest on self-insurance liability	1.8	3.8	4.3	4.0	3.4	36.8	54.1
Operating leases (3)	467.9	432.2	400.0	363.4	331.6	2,226.5	4,221.6
Marketing development funds	21.8	12.2	13.1	15.7	11.3	18.8	92.9
Contracts for purchase of property, equipment and construction of buildings	160.5	–	–	–	–	–	160.5
Contracts for purchase of inventory	49.5	7.2	8.5	6.9	6.3	–	78.4
Fixed-price energy contracts (4)	108.3	35.4	35.4	0.5	0.5	5.6	185.7
Total	$ 1,793.2	$ 1,384.4	$ 1,653.9	$ 662.3	$ 1,343.2	$ 5,811.5	$ 12,648.5

(1) Excludes funding of pension benefit obligations which were $16.7 million and postretirement benefit obligations which were $7.8 million in 2009. Also excludes contributions under various multi-employer pension plans, which totaled $278.1 million in 2009. Additionally, the amount of unrecognized tax benefits ($151.0 million at January 2, 2010) has been excluded from the contractual obligations table because a reasonably reliable estimate of the timing of future tax settlements cannot be determined.

(2) Required principal payments only.

(3) Excludes common area maintenance, insurance or tax payments for which the Company is also obligated. In fiscal 2009, these charges totaled approximately $214.0 million.

(4) See Part II, Item 7A to this report under the caption "Commodity Price Risk."

Off-Balance Sheet Arrangements

Guarantees The Company is party to a variety of contractual agreements under which it may be obligated to indemnify the other party for certain matters. These contracts primarily relate to the Company's commercial contracts, operating leases and other real estate contracts, trademarks, intellectual property, financial agreements and various other agreements. Under these agreements, the Company may provide certain routine indemnifications relating to representations and warranties (for example, ownership of assets, environmental or tax indemnifications) or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Historically, Safeway has not made significant payments for these indemnifications. The Company believes that if it were to incur a loss in any of these matters, the loss would not have a material effect on the Company's financial statements.

Letters of Credit The Company had letters of credit of $54.3 million outstanding at year-end 2009. The letters of credit are maintained primarily to support performance, payment, deposit or surety obligations of the Company. The Company pays commissions ranging from 0.15% to 1.00% on the face amount of the letters of credit.

New Accounting Pronouncements Not Yet Adopted

See Part II, Item 8, Note A to this report for new accounting pronouncements which have not yet been adopted by the Company.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Safeway is exposed to market risk from changes in interest rates, foreign currency exchange rates and commodity prices. The Company has, from time to time, selectively used derivative financial instruments to reduce these market risks. The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments.

Safeway's market risk exposures related to interest rates, foreign currency and commodity prices are discussed below and have not materially changed from the prior fiscal year.

Interest Rate Risk Safeway manages interest rate risk through the use of fixed- and variable-interest rate debt and, from time to time, interest rate swaps. See Note E to the consolidated financial statements set forth in Part II, Item 8 of this report.

The table below presents information on interest rate swaps at year-end 2009 (dollars in millions):

	2010	2011	2012	2013	2014	Thereafter	Total
Interest rate swaps							
Fixed to variable (1)	–	–	$ 800.0	–	–	–	$ 800.0
Average pay rate	–	–	4.46%	–	–	–	4.46%
Average receive rate	–	–	5.80%	–	–	–	5.80%

(1) The fair value of the interest rate swaps at year-end 2009 was a liability of $6.6 million.

Foreign Currency Exchange Risk Safeway is exposed to foreign currency risk, primarily through its operations in Canada. Certain transactions and the Company's net equity investment in Canada are exposed to economic losses in the event of adverse changes in the currency exchange rate. Currently, Safeway does not use derivative financial instruments to offset the risk of foreign currency.

Commodity Price Risk Safeway has entered into fixed-priced contracts to purchase electricity and natural gas for a portion of its energy needs. Safeway expects to take delivery of these commitments in the normal course of business, and as a result, these commitments qualify as normal purchases. See Part II, Item 7, under the caption "Contractual Obligations" for the Company's obligations related to fixed-price energy contracts as of year-end 2009.

Long-Term Debt The table below presents principal amounts and related weighted-average rates by year of maturity for the Company's debt obligations at year-end 2009 (dollars in millions):

	2010	2011	2012	2013	2014	Thereafter	Total	Fair value
Long-term debt: (1)								
Principal	$ 508.2	$ 502.8	$ 851.3	$ 1.4	$ 751.5	$ 1,773.9	$ 4,389.1	$ 4,729.1
Weighted average interest rate	4.96%	6.51%	5.46%	7.34%	6.04%	6.38%	5.99%	

(1) Primarily fixed-rate debt.

Item 8. Financial Statements and Supplementary Data

SAFEWAY INC. AND SUBSIDIARIES
Management's Annual Report on Internal Control over Financial Reporting

Management of the Company, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company's internal controls were designed to provide reasonable assurance as to the reliability of its financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the criteria in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Through this evaluation, management did not identify any material weakness in the Company's internal control over financial reporting. There are inherent limitations in the effectiveness of any system of internal control over financial reporting; however, based on the evaluation, management has concluded the Company's internal control over financial reporting was effective as of January 2, 2010.

The Company's independent registered public accounting firm has audited the accompanying consolidated financial statements and the Company's internal control over financial reporting. The report of the independent registered public accounting firm is included in this Annual Report on Form 10-K and begins on the following page.

STEVEN A. BURD
Chairman, President and
Chief Executive Officer
March 2, 2010

ROBERT L. EDWARDS
Executive Vice President
and Chief Financial Officer
March 2, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Safeway Inc.:

We have audited the accompanying consolidated balance sheets of Safeway Inc. and subsidiaries (the "Company") as of January 2, 2010 and January 3, 2009, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 2, 2010. We also have audited the Company's internal control over financial reporting as of January 2, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Safeway Inc. and subsidiaries as of January 2, 2010 and January 3, 2009, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 2, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP

San Francisco, California
March 2, 2010

SAFEWAY INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(In millions, except per-share amounts)

	52 Weeks 2009	53 Weeks 2008	52 Weeks 2007
Sales and other revenue	**$ 40,850.7**	$ 44,104.0	$ 42,286.0
Cost of goods sold	**(29,157.2)**	(31,589.2)	(30,133.1)
Gross profit	**11,693.5**	12,514.8	12,152.9
Operating and administrative expense	**(10,348.0)**	(10,662.1)	(10,380.8)
Goodwill impairment charge	**(1,974.2)**	–	–
Operating (loss) profit	**(628.7)**	1,852.7	1,772.1
Interest expense	**(331.7)**	(358.7)	(388.9)
Other income, net	**7.1**	10.6	20.4
(Loss) income before income taxes	**(953.3)**	1,504.6	1,403.6
Income taxes	**(144.2)**	(539.3)	(515.2)
Net (loss) income	**$ (1,097.5)**	$ 965.3	$ 888.4
Basic (loss) earnings per share	**$ (2.66)**	$ 2.23	$ 2.02
Diluted (loss) earnings per share	**$ (2.66)**	$ 2.21	$ 1.99
Weighted average shares outstanding – basic	**412.9**	433.8	440.3
Weighted average shares outstanding – diluted	**412.9**	436.3	445.7

See accompanying notes to consolidated financial statements.

SAFEWAY INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(In millions, except per-share amounts)

	Year-end 2009	Year-end 2008
Assets		
Current assets:		
Cash and equivalents	**$ 471.5**	$ 382.8
Receivables	**522.4**	515.1
Merchandise inventories, net of LIFO reserve of $63.1 and $98.3	**2,508.9**	2,591.4
Prepaid expenses and other current assets	**322.5**	486.9
Total current assets	**3,825.3**	3,976.2
Property:		
Land	**1,717.7**	1,588.6
Buildings	**5,900.7**	5,728.1
Leasehold improvements	**3,916.7**	3,835.2
Fixtures and equipment	**8,063.0**	7,828.9
Property under capital leases	**649.9**	711.5
	20,248.0	19,692.3
Less accumulated depreciation and amortization	**(9,965.3)**	(9,049.2)
Total property, net	**10,282.7**	10,643.1
Goodwill	**426.6**	2,390.2
Investments in unconsolidated affiliates	**169.9**	207.1
Other assets	**259.1**	268.1
Total assets	**$ 14,963.6**	$ 17,484.7

SAFEWAY INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(In millions, except per-share amounts)

	Year-end 2009	Year-end 2008
Liabilities and Stockholders' Equity		
Current liabilities:		
Current maturities of notes and debentures	**$ 509.2**	$ 758.4
Current obligations under capital leases	**31.6**	40.6
Accounts payable	**2,458.9**	2,448.5
Accrued salaries and wages	**426.8**	450.3
Deferred income taxes	**103.1**	107.2
Other accrued liabilities	**708.2**	694.2
Total current liabilities	**4,237.8**	4,499.2
Long-term debt:		
Notes and debentures	**3,874.3**	4,184.2
Obligations under capital leases	**486.6**	516.6
Total long-term debt	**4,360.9**	4,700.8
Deferred income taxes	**150.5**	249.6
Pension and postretirement benefit obligations	**635.4**	597.2
Accrued claims and other liabilities	**632.6**	651.7
Total liabilities	**10,017.2**	10,698.5
Commitments and contingencies		
Stockholders' equity:		
Common stock: par value $0.01 per share; 1,500 shares authorized; 592.6 and 590.7 shares outstanding	**5.9**	5.9
Additional paid-in capital	**4,212.4**	4,128.3
Treasury stock at cost: 204.3 and 161.8 shares	**(5,661.8)**	(4,776.8)
Accumulated other comprehensive loss	**(13.8)**	(228.7)
Retained earnings	**6,403.7**	7,657.5
Total stockholders' equity	**4,946.4**	6,786.2
Total liabilities and stockholders' equity	**$ 14,963.6**	$ 17,484.7

See accompanying notes to consolidated financial statements.

SAFEWAY INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In millions)

	52 Weeks 2009	53 Weeks 2008	52 Weeks 2007
Operating Activities:			
Net (loss) income	**$ (1,097.5)**	$ 965.3	$ 888.4
Reconciliation to net cash flow from operating activities:			
Goodwill impairment charge	**1,974.2**	–	–
Depreciation expense	**1,171.2**	1,141.1	1,071.2
Property impairment charges	**73.7**	40.3	27.1
Stock option expense	**57.4**	62.3	48.4
Excess tax benefit from exercise of stock options	**(0.1)**	(1.5)	(38.3)
LIFO (income) expense	**(35.2)**	34.9	13.9
Equity in (earnings) losses of unconsolidated affiliate	**(8.5)**	2.5	(8.7)
Net pension expense	**130.2**	84.6	72.1
Contributions to pension plans	**(16.7)**	(33.8)	(33.0)
Loss (gain) on property retirements and lease exit costs, net	**12.7**	(19.0)	(42.3)
(Decrease) increase in accrued claims and other liabilities	**(32.1)**	24.4	(5.8)
Deferred income taxes	**(142.1)**	171.7	130.8
Amortization of deferred finance costs	**4.8**	5.1	5.3
Other	**31.0**	(1.5)	15.8
Changes in working capital items:			
Receivables	**26.0**	11.7	(3.0)
Inventories at FIFO cost	**173.5**	95.2	(102.1)
Prepaid expenses and other current assets	**(30.4)**	13.7	(22.7)
Income taxes	**188.6**	(96.8)	(8.7)
Payables and accruals	**(101.4)**	(273.2)	98.0
Payables related to third-party gift cards, net of receivables	**170.4**	23.9	84.1
Net cash flow from operating activities	**2,549.7**	2,250.9	2,190.5
Investing Activities:			
Cash paid for property additions	**(851.6)**	(1,595.7)	(1,768.7)
Proceeds from sale of property	**22.9**	97.8	140.0
Other	**(60.3)**	(48.1)	(57.7)
Net cash used by investing activities	**(889.0)**	(1,546.0)	(1,686.4)

SAFEWAY INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In millions)

	52 Weeks 2009	53 Weeks 2008	52 Weeks 2007
Financing Activities:			
Additions to short-term borrowings	**–**	–	285.0
Payments on short-term borrowings	**(1.3)**	(95.0)	(190.0)
Additions to long-term borrowings	**1,653.7**	2,130.0	1,864.6
Payments on long-term borrowings	**(2,251.9)**	(2,165.0)	(2,220.9)
Purchase of treasury stock	**(884.9)**	(359.5)	(226.1)
Dividends paid	**(153.1)**	(132.1)	(111.5)
Net proceeds from exercise of stock options	**28.6**	29.0	106.8
Excess tax benefit from exercise of stock options	**0.1**	1.5	38.3
Income tax refund related to prior years' debt financing	**16.8**	2.8	7.0
Payment of debt issuance costs	**(8.2)**	(5.6)	(4.0)
Other	**(0.1)**	(0.4)	(3.2)
Net cash flow used by financing activities	**(1,600.3)**	(594.3)	(454.0)
Effect of changes in exchange rates on cash	**28.3**	(5.6)	11.1
Increase in cash and equivalents	**88.7**	105.0	61.2
Cash and Equivalents:			
Beginning of year	**382.8**	277.8	216.6
End of year	**$ 471.5**	$ 382.8	$ 277.8
Other Cash Information:			
Cash payments during the year for:			
Interest	**$ 335.6**	$ 379.7	$ 406.3
Income taxes, net of refunds (excluding income tax refund related to prior years' debt financing)	**97.7**	464.4	393.0
Non-cash Investing and Financing Activities:			
Capital lease obligations entered into	**$ 7.0**	$ 4.4	$ 1.6
Purchases of property, plant and equipment included in accounts payable	**116.4**	243.7	336.4
Mortgage notes assumed in property additions	**–**	–	4.2

See accompanying notes to consolidated financial statements.

SAFEWAY INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
(In millions, except per-share amounts)

	Common stock		Additional paid-in	Treasury stock		Retained	Accumulated other comprehensive	Total stock- holders'	Compre- hensive income
	Shares	Amount	capital	Shares	Cost	earnings	income (loss)	equity	(loss)
Balance, year-end 2006	582.5	$ 5.8	$ 3,811.5	(142.4)	$ (4,188.7)	$ 5,943.5	$ 94.8	$ 5,666.9	
Net income	–	–	–	–	–	888.4	–	888.4	$ 888.4
Adoption of accounting guidance on uncertainty in income taxes (see Note J)	–	–	25.5	–	–	114.2	–	139.7	–
Stock-based employee compensation	–	–	48.4	–	–	–	–	48.4	–
Cash dividends declared ($0.2645 per share)	–	–	–	–	–	(116.6)	–	(116.6)	–
Translation adjustments	–	–	–	–	–	–	172.1	172.1	172.1
Income tax refund	–	–	0.7	–	–	–	–	0.7	–
Pension adjustment to funded status (net of tax of $25.7)	–	–	–	–	–	–	(44.0)	(44.0)	(44.0)
Recognition of pension actuarial loss, net (net of tax of $9.9)	–	–	–	–	–	–	21.5	21.5	21.5
Other (net of tax of $0.2)	–	–	0.8	(0.1)	(3.2)	–	1.8	(0.6)	1.8
Amortization of restricted stock	0.1	–	5.2	–	–	–	–	5.2	–
Treasury stock purchased	–	–	–	(6.7)	(226.1)	–	–	(226.1)	–
Options exercised	6.7	0.1	146.1	–	–	–	–	146.2	–
Balance, year-end 2007	589.3	5.9	4,038.2	(149.2)	(4,418.0)	6,829.5	246.2	6,701.8	$ 1,039.8
Net income	–	–	–	–	–	965.3	–	965.3	$ 965.3
Stock-based employee compensation	–	–	62.3	–	–	–	–	62.3	–
Cash dividends declared ($0.3174 per share)	–	–	–	–	–	(137.3)	–	(137.3)	–
Translation adjustments (net of tax of $10.6)	–	–	–	–	–	–	(226.7)	(226.7)	(226.7)
Income tax refund	–	–	0.3	–	–	–	–	0.3	–
Pension adjustment to funded status (net of tax of $165.5)	–	–	–	–	–	–	(266.1)	(266.1)	(266.1)
Recognition of pension actuarial loss, net (net of tax of $10.9)	–	–	–	–	–	–	19.5	19.5	19.5
Other (net of tax of $1.4)	–	–	1.1	–	(0.4)	–	(1.6)	(0.9)	(1.6)
Amortization of restricted stock	–	–	0.9	–	–	–	–	0.9	–
Treasury stock purchased	–	–	–	(12.6)	(359.5)	–	–	(359.5)	–
Options exercised	1.4	–	25.5	–	1.1	–	–	26.6	–
Balance, year-end 2008	590.7	5.9	4,128.3	(161.8)	(4,776.8)	7,657.5	(228.7)	6,786.2	$ 490.4
Net loss	**–**	**–**	**–**	**–**	**–**	**(1,097.5)**	**–**	**(1,097.5)**	**$(1,097.5)**
Stock-based employee compensation	**–**	**–**	**57.4**	**–**	**–**	**–**	**–**	**57.4**	**–**
Cash dividends declared ($0.3828 per share)	**–**	**–**	**–**	**–**	**–**	**(156.3)**	**–**	**(156.3)**	**–**
Translation adjustments (net of tax of $2.3)	**–**	**–**	**–**	**–**	**–**	**–**	**162.2**	**162.2**	**162.2**
Income tax refund	**–**	**–**	**1.8**	**–**	**–**	**–**	**–**	**1.8**	**–**
Pension adjustment to funded status (net of tax of $0.1)	**–**	**–**	**–**	**–**	**–**	**–**	**(2.0)**	**(2.0)**	**(2.0)**
Recognition of pension actuarial loss, net (net of tax of $32.8)	**–**	**–**	**–**	**–**	**–**	**–**	**54.9**	**54.9**	**54.9**
Other (net of tax of $0.7)	**–**	**–**	**0.8**	**–**	**(0.1)**	**–**	**(0.2)**	**0.5**	**(0.2)**
Amortization of restricted stock	**0.4**	**–**	**2.6**	**–**	**–**	**–**	**–**	**2.6**	**–**
Treasury stock purchased	**–**	**–**	**–**	**(42.5)**	**(884.9)**	**–**	**–**	**(884.9)**	**–**
Options exercised	**1.5**	**–**	**21.5**	**–**	**–**	**–**	**–**	**21.5**	**–**
Balance, year-end 2009	**592.6**	**$ 5.9**	**$ 4,212.4**	**(204.3)**	**$ (5,661.8)**	**$ 6,403.7**	**$ (13.8)**	**$ 4,946.4**	**$ (882.6)**

See accompanying notes to consolidated financial statements.

Note A: The Company and Significant Accounting Policies

The Company Safeway Inc. ("Safeway" or the "Company") is one of the largest food and drug retailers in North America, with 1,725 stores as of year-end 2009. Safeway's U.S. retail operations are located principally in California, Oregon, Washington, Alaska, Colorado, Arizona, Texas, the Chicago metropolitan area and the Mid-Atlantic region. The Company's Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities. The Company also owns and operates GroceryWorks.com Operating Company, LLC, an online grocery channel, doing business under the names Safeway.com, Vons.com and Genuardis.com (collectively "Safeway.com").

Blackhawk Network Holdings, Inc. ("Blackhawk"), a subsidiary of Safeway, provides third-party gift cards, prepaid cards, telecom cards, and sports and entertainment cards to a broad group of top North American retailers for sale to retail customers. Blackhawk also has gift card businesses in the United Kingdom, France, Mexico and Australia.

The Company also has a 49% ownership interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which operates 156 food and general merchandise stores in Western Mexico.

Basis of Presentation The consolidated financial statements include Safeway Inc., a Delaware corporation, and all majority-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany transactions and balances have been eliminated in consolidation. The Company's investment in Casa Ley is reported using the equity method and is recorded on a one-month delay basis because financial information for the latest month is not available from Casa Ley in time to be included in Safeway's consolidated results until the following reporting period.

Fiscal Year The Company's fiscal year ends on the Saturday nearest December 31. The last three fiscal years consist of the 52-week period ended January 2, 2010 ("fiscal 2009" or "2009"), the 53-week period ended January 3, 2009 ("fiscal 2008" or "2008") and the 52-week period ended December 29, 2007 ("fiscal 2007" or "2007").

Use of Estimates The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies Assets and liabilities of the Company's Canadian subsidiaries and Casa Ley are translated into U.S. dollars at year-end rates of exchange, and income and expenses are translated at average rates during the year. Adjustments resulting from translating financial statements into U.S. dollars are reported, net of applicable income taxes, as a separate component of comprehensive income in the consolidated statements of stockholders' equity.

Revenue Recognition Retail store sales are recognized at the point of sale. Sales tax is excluded from revenue. Internet sales are recognized when the merchandise is delivered to the customer. Discounts provided to customers in connection with loyalty cards are accounted for as a reduction of sales.

Safeway records a deferred revenue liability when it sells Safeway gift cards. Safeway records a sale when a customer redeems the gift card. Safeway gift cards do not expire. The Company reduces the liability and increases other revenue for the unused portion of gift cards ("breakage") after two years, the period at which redemption is considered remote. Breakage amounts were $8.7 million, $7.9 million and $9.5 million in 2009, 2008 and 2007, respectively.

The Company, through its Blackhawk subsidiary, also sells third-party gift cards through Safeway retail operations and through other grocery, drug and convenience store retailers. Safeway earns a commission which is recorded as other revenue when the third-party gift card is sold. The liability for redemption and potential income for breakage remain with the third-party merchant; therefore, Safeway does not record redemption or breakage of these gift cards.

Cost of Goods Sold Cost of goods sold includes cost of inventory sold during the period, including purchase and distribution costs. These costs include inbound freight charges, purchasing and receiving costs, warehouse inspection costs, warehousing costs and other costs of Safeway's distribution network. Advertising and promotional expenses are also included as a component of cost of goods sold. Such costs are expensed in the period the advertisement occurs. Advertising and promotional expenses totaled $502.9 million in 2009, $492.1 million in 2008 and $551.8 million in 2007.

Vendor allowances totaled $2.6 billion in both 2009 and 2008 and $2.5 billion in 2007. Vendor allowances can be grouped into the following broad categories: promotional allowances, slotting allowances and contract allowances. All vendor allowances are classified as an element of cost of goods sold.

Promotional allowances make up approximately 90% of all allowances. With promotional allowances, vendors pay Safeway to promote their product. The promotion may be any combination of a temporary price reduction, a feature in print ads, a feature in a Safeway circular or a preferred location in the store. The promotions are typically one to two weeks long.

Slotting allowances are a small portion of total allowances (typically less than 5% of all allowances). With slotting allowances, the vendor reimburses Safeway for the cost of placing new product on the shelf. Safeway has no obligation or commitment to keep the product on the shelf for a minimum period.

Contract allowances make up the remainder of all allowances. Under a typical contract allowance, a vendor pays Safeway to keep product on the shelf for a minimum period of time or when volume thresholds are achieved.

Promotional and slotting allowances are accounted for as a reduction in the cost of purchased inventory and recognized when the related inventory is sold. Contract allowances are recognized as a reduction in the cost of goods sold as volume thresholds are achieved or through the passage of time.

Cash and Equivalents Cash and equivalents include short-term investments with original maturities of less than three months and credit and debit card sales transactions which settle within a few business days of year end.

Book overdrafts at year-end 2009 and 2008 of $160.4 million and $185.1 million, respectively, are included in accounts payable.

Merchandise Inventories Merchandise inventory of $1,629 million at year-end 2009 and $1,740 million at year-end 2008 is valued at the lower of cost on a last-in, first-out ("LIFO") basis or market value. Such LIFO inventory had a replacement or current cost of $1,692 million at year-end 2009 and $1,838 million at year-end 2008. Liquidations of LIFO layers during the three years reported did not have a material effect on the results of operations. All remaining inventory is valued at the lower of cost on a first-in, first-out ("FIFO") basis or market value. The FIFO cost of inventory approximates replacement or current cost. The Company performs physical counts of perishable inventory in stores every four weeks and nonperishable inventory in stores and all distribution centers twice a year. The Company uses a combination of the retail inventory method and cost method to determine the cost of its inventory before any LIFO reserve is applied. The Company records an inventory shrink adjustment upon physical counts and also provides for estimated inventory shrink adjustments for the period between the last physical inventory and each balance sheet date.

Property and Depreciation Property is stated at cost. Depreciation expense on buildings and equipment is computed on the straight-line method using the following lives:

Stores and other buildings	7 to 40 years
Fixtures and equipment	3 to 15 years

Property under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the remaining terms of the leases or the estimated useful lives of the assets.

Employee Benefit Plans The Company recognizes in its statement of financial position an asset for its employee benefit plan's overfunded status or a liability for underfunded status. The Company measures plan assets and obligations that determine the funded status as of fiscal year end. See Note K.

Self-Insurance The Company is primarily self-insured for workers' compensation, automobile and general liability costs. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported, and is discounted using a risk-free rate of interest. The present value of such claims was calculated using a discount rate of 2.75% in 2009, 1.75% in 2008 and 3.5% in 2007.

A summary of changes in Safeway's self-insurance liability is as follows (in millions):

	2009	2008	2007
Beginning balance	**$ 487.8**	$ 477.6	$ 512.7
Expense	**128.8**	161.6	117.1
Claim payments	**(163.4)**	(150.5)	(153.2)
Currency translation	**0.6**	(0.9)	1.0
Ending balance	**453.8**	487.8	477.6
Less current portion	**(131.7)**	(126.2)	(130.2)
Long-term portion	**$ 322.1**	$ 361.6	$ 347.4

The current portion of the self-insurance liability is included in other accrued liabilities, and the long-term portion is included in accrued claims and other liabilities in the consolidated balance sheets. The total undiscounted liability was $507.9 million at year-end 2009 and $531.0 million at year-end 2008.

Deferred Rent

Rent Escalations. The Company recognizes escalating rent provisions on a straight-line basis over the lease term.

Rent Holidays. Certain of the Company's operating leases contain rent holidays. For these leases, Safeway recognizes the related rent expense on a straight-line basis at the earlier of the first rent payment or the date of possession of the leased property. The difference between the amounts charged to expense and the rent paid is recorded as deferred lease incentives and amortized over the lease term.

Construction Allowances. As part of certain lease agreements, the Company receives construction allowances from landlords. The construction allowances are deferred and amortized on a straight-line basis over the life of the lease as a reduction to rent expense.

Income Taxes Income tax expense or benefit reflects the amount of taxes payable or refundable for the current year, the impact of deferred tax liabilities and deferred tax assets, accrued interest on tax deficiencies and refunds and accrued penalties on tax deficiencies. Deferred income taxes represent future net tax effects resulting from temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

On December 31, 2006, the first day of the 2007 fiscal year, the Company adopted new accounting guidance on the accounting for uncertainty in income taxes. This accounting guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in tax returns. For benefits to be recognized, a tax position must be more likely than not to be sustained upon examination. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon settlement.

The Company is subject to periodic audits by the Internal Revenue Service and other foreign, state and local taxing authorities. These audits may challenge certain of the Company's tax positions such as the timing and amount of income and deductions and the allocation of taxable income to various tax jurisdictions. The Company evaluates its tax positions and establishes liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. These tax uncertainties are reviewed as facts and circumstances change and are adjusted accordingly. This requires significant management judgment in estimating final outcomes. Actual results could materially differ from these estimates and could significantly affect the Company's effective tax rate and cash flows in future years.

Financial Instruments

Interest rate swaps. The Company has, from time to time, entered into interest rate swap agreements to change its portfolio mix of fixed- and floating-rate debt to more desirable levels. Interest rate swap agreements involve the exchange with a counterparty of fixed- and floating-rate interest payments periodically over the life of the agreements without exchange of the underlying notional principal amounts. The differential to be paid or received is recognized over the life of the agreements as an adjustment to interest expense. The Company's counterparties have been major financial institutions.

Energy contracts. The Company has entered into contracts to purchase electricity and natural gas at fixed prices for a portion of its energy needs. Safeway expects to take delivery of the electricity and natural gas in the normal course of business, and these contracts are not net settled. Since these contracts qualify for the normal purchase exception under derivatives and hedging accounting guidance, they are not marked to market. Energy purchased under these contracts is expensed as delivered.

Fair Value of Financial Instruments Disclosures of the fair value of certain financial instruments are required, whether or not recognized in the balance sheet. The Company estimated the fair values presented below using appropriate valuation methodologies and market information available as of year end. Considerable judgment is required to develop estimates of fair value, and the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair values. Additionally, the fair values were estimated at year end, and current estimates of fair value may differ significantly from the amounts presented.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and equivalents, accounts receivable, accounts payable. The carrying amount of these items approximates fair value.

Long-term debt, including current maturities. Market values quoted in public markets are used to estimate the fair value of publicly traded debt. To estimate the fair value of debt issues that are not quoted in public markets, the Company uses those interest rates that are currently available to it for issuance of debt with similar terms and remaining maturities as a discount rate for the remaining principal payments.

Fair Value Measurements The accounting guidance for fair value measurements and disclosure defines and establishes a framework for measuring fair value and expands related disclosures. For financial assets and financial liabilities, this accounting guidance was effective for Safeway beginning in fiscal 2008. Beginning in fiscal 2009, Safeway adopted fair value measurements and disclosure requirements for all nonfinancial assets and nonfinancial liabilities. See Note F.

Store Lease Exit Costs and Impairment Charges Safeway regularly reviews its stores' operating performance and assesses the Company's plans for certain store and plant closures. Losses related to the impairment of long-lived assets are recognized when expected future cash flows are less than the asset's carrying value. At the time a store is closed or because of changes in circumstances that indicate the carrying value of an asset may not be recoverable, the Company evaluates the carrying value of the assets in relation to its expected future cash flows. If the carrying value is greater than the future cash flows, a provision is made for the impairment of the assets to write the assets down to estimated fair value. Fair value is determined by estimating net future cash flows, discounted using a risk-adjusted rate of return. The Company calculates impairment on a store-by-store basis. These provisions are recorded as a component of operating and administrative expense.

When stores that are under long-term leases close, the Company records a liability for the future minimum lease payments and related ancillary costs, net of estimated cost recoveries that may be achieved through subletting properties or through favorable lease terminations, discounted using a risk-adjusted rate of interest. This liability is recorded at the time the store is closed. Activity included in the reserve for store lease exit costs is disclosed in Note C.

Accumulated Other Comprehensive (Loss) Income Accumulated other comprehensive (loss) income, net of applicable taxes, consisted of the following at year-end (in millions):

	2009	2008	2007
Translation adjustments	**$ 302.7**	$ 140.5	$ 367.2
Pension adjustment to funded status	**(408.8)**	(406.8)	(140.7)
Recognition of pension actuarial loss, net	**95.9**	41.0	21.5
Other	**(3.6)**	(3.4)	(1.8)
Ending balance	**$ (13.8)**	$ (228.7)	$ 246.2

Stock-Based Employee Compensation Safeway accounts for all share-based payments to employees, including grants of employee stock options, as compensation cost based on the fair value on the date of grant. The Company determines fair value of such awards using the Black-Scholes option pricing model. The Black-Scholes option pricing model incorporates certain assumptions, such as risk-free interest rate, expected volatility, expected dividend yield and expected life of options, in order to arrive at a fair value estimate.

New Accounting Pronouncements Not Yet Adopted

In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance which amends and clarifies existing guidance related to fair value measurements and disclosures. This guidance requires new disclosures for (1) transfers in and out of Level 1 and Level 2 and reasons for such transfers; and (2) the separate presentation of purchases, sales, issuances and settlement in the Level 3 reconciliation. It also clarifies guidance around disaggregation and disclosures of inputs and valuation techniques for Level 2 and Level 3 fair value measurements. This guidance is effective for Safeway for the first quarter of fiscal 2010, except for the new disclosures in the Level 3 reconciliation. The Level 3 disclosures are effective for Safeway for the first quarter of fiscal 2011. Safeway does not expect that this guidance will have a material impact on its consolidated financial statements.

In June 2009, the FASB issued guidance for the consolidation of variable interest entities ("VIE"). This guidance establishes a new criteria for determining the primary beneficiary. It also requires an ongoing assessment to determine whether a company is the primary beneficiary of a VIE. The guidance is effective for Safeway beginning in fiscal 2010. Safeway does not expect that this guidance will have a material impact on its consolidated financial statements.

Note B: Goodwill

Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Goodwill is not subject to amortization but must be evaluated for impairment.

A summary of changes in Safeway's goodwill by geographic area is as follows (in millions):

	2009			2008		
	U.S.	**Canada**	**Total**	U.S.	Canada	Total
Balance – beginning of year:						
Goodwill	**$ 4,325.0**	**$ 82.3**	**$ 4,407.3**	$ 4,325.9	$ 97.5	$ 4,423.4
Accumulated impairment charges	**(2,017.1)**	**–**	**(2,017.1)**	(2,017.1)	–	(2,017.1)
	2,307.9	**82.3**	**2,390.2**	2,308.8	97.5	2,406.3
Activity during the year:						
Impairment charge	**(1,974.2)**	**–**	**(1,974.2)**	–	–	–
Other adjustments	**(0.6)**	**11.2** (1)	**10.6**	(0.9)	(15.2) (1)	(16.1)
	(1,974.8)	**11.2**	**(1,963.6)**	(0.9)	(15.2)	(16.1)
Balance – end of year:						
Goodwill	**4,324.4**	**93.5**	**4,417.9**	4,325.0	82.3	4,407.3
Accumulated impairment charges	**(3,991.3)**	**–**	**(3,991.3)**	(2,017.1)	–	(2,017.1)
	$ 333.1	**$ 93.5**	**$ 426.6**	$ 2,307.9	$ 82.3	$ 2,390.2

(1) Represents foreign currency translation adjustments in Canada.

We test goodwill for impairment annually (on the first day of the fourth quarter), or whenever events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount. The test to evaluate for impairment is a two-step process. In the first step, we compare the fair value of each of our reporting units to its carrying value. If the fair value of any reporting unit is less than its carrying value, we perform a second step to determine the implied fair value of goodwill associated with that reporting unit. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment.

Under generally accepted accounting principles, a reporting unit is either the equivalent to, or one level below, an operating segment. Each reporting unit constitutes a business for which discrete financial information is available and for which segment management regularly reviews the operating results. Our operating segments are our retail divisions. Our reporting units are generally consistent with our operating segments.

As a result of the Company's annual impairment test, Safeway recorded a non-cash impairment charge in the amount of $1,974.2 million (pre-tax) to reduce the carrying value of goodwill. The impairment was due primarily to Safeway's reduced market capitalization and a weak economy. The difficult economic environment negatively impacted all of Safeway's divisions; however, due to their large goodwill balances, the goodwill impairment resulted primarily from the Vons and Eastern divisions. Based upon the results of our 2008 and 2007 analyses, no impairment of goodwill was indicated in 2008 or 2007.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The estimated fair value of each reporting unit is based on an average of the guideline company method and the discounted cash flow method. These methods are based on historical and forecasted amounts specific to each reporting unit and consider, sales, gross profit, operating profit and cash flows and general economic and market conditions, as well as the impact of planned business and operational strategies. We base our fair value estimates on assumptions we believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty.

Note C: Store Lease Exit Costs and Impairment Charges

Impairment Write-Downs Safeway recognized impairment charges on the write-down of long-lived assets of $73.7 million in 2009, $40.3 million in 2008 and $27.1 million in 2007. These charges are included as a component of operating and administrative expense.

Store Lease Exit Costs The reserve for store lease exit costs includes the following activity for 2009, 2008 and 2007 (in millions):

	2009	2008	2007
Beginning balance	**$ 100.1**	$ 128.2	$ 126.7
Provision for estimated net future cash flows of additional closed stores [1]	**1.1**	3.5	31.5
Net cash flows, interest accretion, changes in estimates of net future cash flows	**(13.6)**	(31.6)	(30.0)
Ending balance	**$ 87.6**	$ 100.1	$ 128.2

(1) Estimated net future cash flows represents future minimum lease payments and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated cost recoveries that may be achieved through subletting properties or through favorable lease terminations.

Store lease exit costs are included as a component of operating and administrative expense, and the liability is included in accrued claims and other liabilities.

Note D: Financing

Notes and debentures were composed of the following at year end (in millions):

	2009	2008
Commercial paper	**$ 50.0**	$ 362.1
Bank credit agreement, unsecured	**–**	–
Other bank borrowings, unsecured	**2.1**	3.2
Mortgage notes payable, secured	**14.9**	17.0
Floating Rate Notes due March 2009, unsecured (interest at 1.82% as of January 3, 2009)	**–**	250.0
7.50% Senior Notes due September 2009, unsecured	**–**	500.0
4.95% Senior Notes due 2010, unsecured	**500.0**	500.0
6.50% Senior Notes due 2011, unsecured	**500.0**	500.0
5.80% Senior Notes due 2012, unsecured	**800.0**	800.0
6.25% Senior Notes due 2014, unsecured	**500.0**	500.0
5.625% Senior Notes due 2014, unsecured	**250.0**	250.0
6.35% Senior Notes due 2017, unsecured	**500.0**	500.0
5.00% Senior Notes due 2019, unsecured	**500.0**	–
7.45% Senior Debentures due 2027, unsecured	**150.0**	150.0
7.25% Senior Debentures due 2031, unsecured	**600.0**	600.0
Other notes payable, unsecured	**22.1**	7.7
Interest rate swap fair value adjustment	**(6.6)**	–
Unamortized deferred gain on swap termination	**1.0**	2.6
	4,383.5	4,942.6
Less current maturities	**(509.2)**	(758.4)
Long-term portion	**$ 3,874.3**	$ 4,184.2

Commercial Paper The amount of commercial paper borrowings is limited to the unused borrowing capacity under the bank credit agreement. Commercial paper is classified as long term because the Company intends to and has the ability to refinance these borrowings on a long-term basis through either continued commercial paper borrowings or utilization of the bank credit agreement, which matures in 2012. The weighted-average interest rate on commercial paper borrowings during 2009 was 0.32% and was 0.33% at year-end 2009. The weighted-average interest rate on commercial paper borrowing during 2008 was 4.31% and was 5.82% at year-end 2008.

Bank Credit Agreement The Company has a $1,600.0 million credit agreement (as amended) with a syndicate of banks which has a termination date of June 1, 2012 and provides for two additional one-year extensions of the termination date. The credit agreement provides (i) to Safeway a $1,350.0 million revolving credit facility (the "Domestic Facility"), (ii) to Safeway and Canada Safeway Limited a Canadian facility of up to $250.0 million for U.S. Dollar and Canadian Dollar advances and (iii) to Safeway a $400.0 million sub-facility of the Domestic Facility for issuance of standby and commercial letters of credit. The credit agreement also provides for an increase in the credit facility commitments up to an additional $500.0 million, at the option of the lenders and subject to the satisfaction of certain conditions. The restrictive covenants of the credit agreement limit Safeway with respect to, among other things, creating liens upon its assets and disposing of material amounts of assets other than in the ordinary course of business. Additionally, the Company is required to maintain a minimum Adjusted EBITDA, as defined in the credit agreement, to interest expense ratio of 2.0 to 1 and is required to not exceed an Adjusted Debt (total consolidated debt less cash and cash equivalents in excess of $75.0 million) to Adjusted EBITDA ratio of 3.5 to 1. As of January 2, 2010, the Company was in compliance with these covenant requirements. As of January 2, 2010, there were no borrowings, and letters of credit totaled $47.2 million under the credit agreement. Total unused borrowing capacity under the credit agreement was $1,552.8 million as of January 2, 2010.

U.S. borrowings under the credit agreement carry interest at one of the following rates selected by the Company: (1) the prime rate; (2) a rate based on rates at which Eurodollar deposits are offered to first-class banks by the lenders in the bank credit agreement plus a pricing margin based on the Company's debt rating or interest coverage ratio (the "Pricing Margin"); or (3) rates quoted at the discretion of the lenders. Canadian borrowings denominated in U.S. dollars carry interest at one of the following rates selected by the Company: (a) the Canadian base rate; or (b) the Canadian Eurodollar rate plus the Pricing Margin. Canadian borrowings denominated in Canadian dollars carry interest at one of the following rates selected by the Company: (1) the Canadian prime rate or (2) the rate for Canadian bankers acceptances plus the Pricing Margin.

During 2009 the Company paid facility fees of 0.05% on the total amount of the credit facility.

Shelf Registration On December 8, 2008, the Company filed a shelf registration statement (the "Shelf") with the SEC which enables Safeway to issue an unlimited amount of debt securities and/or common stock. The Shelf expires on December 8, 2011. The Safeway Board of Directors has authorized issuance of up to $2.0 billion of securities under the Shelf. As of January 2, 2010, $1.0 billion of securities were available for issuance under the board's authorization.

Mortgage Notes Payable Mortgage notes payable at year-end 2009 have remaining terms ranging from less than one year to 14 years, had a weighted-average interest rate during 2009 of 7.91% and are secured by properties with a net book value of approximately $62.2 million.

Senior Unsecured Indebtedness Pursuant to the Shelf, Safeway issued $500.0 million of 5.0% Notes on July 31, 2009, which mature on August 15, 2019, and $500.0 million of 6.25% Notes on December 17, 2008, which mature on March 15, 2014.

In August 2007, Safeway issued $500.0 million of 6.35% Notes which mature on August 15, 2017.

Other Notes Payable Other notes payable at year-end 2009 have remaining terms ranging from five years to 25 years and a weighted average interest rate of 6.94% during 2009.

Annual Debt Maturities As of year-end 2009, annual debt maturities (principal payments only, excluding the interest rate swap fair value adjustment and the unamortized deferred gain on swap termination) were as follows (in millions):

2010	$ 508.2
2011	502.8
2012	851.3
2013	1.4
2014	751.5
Thereafter	1,773.9
	$ 4,389.1

Letters of Credit The Company had letters of credit of $54.3 million outstanding at year-end 2009, of which $47.2 million were issued under the credit agreement. The letters of credit are maintained primarily to support performance, payment, deposit or surety obligations of the Company. The Company pays commissions ranging from 0.15% to 1.00% on the face amount of the letters of credit.

Fair Value At year-end 2009 and year-end 2008, the estimated fair value of debt, including current maturities, was $4.7 billion and $5.1 billion, respectively.

Note E: Financial Instruments

Safeway manages interest rate risk through the strategic use of fixed- and variable-interest rate debt and, from time to time, interest rate swaps. The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments.

Fair Value Hedges In December 2009, the Company effectively converted $800 million of its 5.80% fixed-rate debt due 2012 to floating-rate debt through interest rate swap agreements. These interest rate swaps, under which the Company agrees to pay variable rates of interest, are designated as fair value hedges of fixed-rate debt. The gain or loss on the interest rate swap agreements, as well as the gain or loss on the debt being hedged, are recognized in current earnings. Safeway includes the gain or loss on the fixed-rate debt in interest expense along with the offsetting loss or gain on the related interest rate swap as follows (in millions):

Income statement classification	Loss on interest rate swaps	Gain on debt
Interest expense	$ (6.6)	$ 6.6

The fair value and the balance sheet presentation of derivative instruments as of January 2, 2010 are as follows (in millions):

	Location in consolidated balance sheet	Fair value
Derivative liabilities designated as hedges:		
Interest rate swaps	Other long-term liabilities	$ 6.6
Total derivative liabilities		$ 6.6

Note F: Fair Value Measurements

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

- Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2 Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;
- Level 3 Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The following table presents assets and liabilities which are measured at fair value on a recurring basis at year-end 2009 (in millions):

		Fair value measurements		
Assets:	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	$ 1.2	$ 1.2	$ –	$ –
Short-term investments	51.8	48.1	3.7	–
Non-current investments (1)	24.3	–	24.3	–
Total	$ 77.3	$ 49.3	$ 28.0	$ –
Liabilities:				
Derivatives	$ 6.6	$ –	$ 6.6	$ –
Warrants (2)	15.2	–	–	15.2
Total	$ 21.8	$ –	$ 6.6	$ 15.2

(1) Included in Other Assets on the balance sheet.

(2) Included in Accrued Claims and Other Liabilities on the balance sheet.

A reconciliation of the beginning and ending balances for Level 3 liabilities for the year ended January 2, 2010 follows (in millions):

	Warrants
Balance as of January 3, 2009	$10.7
Additions	0.4
Unrealized losses, net of gains	4.1
Balance as of January 2, 2010	$15.2

The following table presents assets which are measured at fair value on a recurring basis at year-end 2008 (in millions):

		Fair value measurements		
Assets:	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	$ 202.4	$ 160.5	$ 41.9	$ –
Short-term investments	70.0	43.9	26.1	–
Total	$ 272.4	$ 204.4	$ 68.0	$ –
Liabilities:				
Warrants (1)	$ 10.7	$ –	$ –	$ 10.7
Total	$ 10.7	$ –	$ –	$ 10.7

(1) Included in Accrued Claims and Other Liabilities on the balance sheet.

A reconciliation of the beginning and ending balances for Level 3 liabilities for the year ended January 3, 2009 follows (in millions):

	Warrants
Balance as of December 29, 2007	$10.8
Additions	–
Unrealized gains	(0.1)
Balance as of January 3, 2009	$10.7

In determining the fair value of assets and liabilities, the Company maximizes the use of quoted market prices and minimizes the use of unobservable inputs. The Level 1 fair values are based on quoted market values for identical assets. The fair values of Level 2 assets and liabilities are determined using prices from pricing agencies and financial institutions that develop values based on observable inputs in active markets. Level 3 fair values are determined from industry valuation models based on externally developed inputs.

Long-lived assets were measured at fair value on a nonrecurring basis using Level 3 inputs as defined in the fair value hierarchy. Fair value of long-lived assets is determined by estimating the amount and timing of net future cash flows (including rental expense for leased properties, sublease rental income, common area maintenance costs and real estate taxes) and discounting them using a risk-adjusted rate of interest. Safeway estimates future cash flows based on its experience and knowledge of the market in which the store is located and, when necessary, uses real estate brokers. During fiscal 2009, long-lived assets with a carrying value of $99.0 million were written down to their fair value of $25.3 million, resulting in an impairment charge of $73.7 million.

Goodwill is measured at fair value on a nonrecurring basis using Level 3 inputs as defined in the fair value hierarchy. At January 2, 2010, there was $37 million of goodwill recorded at fair value. See Note B.

Note G: Lease Obligations

At year-end 2009, Safeway leased approximately 59% of its stores. Most leases have renewal options, typically with increased rental rates during the option period. Certain of these leases contain options to purchase the property at amounts that approximate fair market value.

As of year-end 2009, future minimum rental payments applicable to non-cancelable capital and operating leases with remaining terms in excess of one year were as follows (in millions):

	Capital leases	Operating leases
2010	$ 82.1	$ 467.9
2011	78.4	432.2
2012	76.0	400.0
2013	73.2	363.4
2014	70.6	331.6
Thereafter	568.9	2,226.5
Total minimum lease payments	949.2	$ 4,221.6
Less amounts representing interest	(431.0)	
Present value of net minimum lease payments	518.2	
Less current obligations	(31.6)	
Long-term obligations	$ 486.6	

Future minimum lease payments under non-cancelable capital and operating lease agreements have not been reduced by future minimum sublease rental income of $127.9 million.

Amortization expense for property under capital leases was $34.6 million in 2009, $38.8 million in 2008 and $41.7 million in 2007. Accumulated amortization of property under capital leases was $290.4 million at year-end 2009 and $316.9 million at year-end 2008.

The following schedule shows the composition of total rental expense for all operating leases (in millions):

	2009	2008	2007
Property leases:			
Minimum rentals	**$445.0**	$454.2	$436.5
Contingent rentals [1]	**8.5**	12.8	12.7
Less rentals from subleases	**(11.3)**	(9.9)	(10.4)
	442.2	457.1	438.8
Equipment leases	**26.3**	28.9	26.2
	$468.5	$486.0	$465.0

(1) In general, contingent rentals are based on individual store sales.

Note H: Interest Expense

Interest expense consisted of the following (in millions):

	2009	2008	2007
Commercial paper	$ 4.1	$ 16.3	$ 15.8
Bank credit agreement	0.8	1.2	1.6
Other bank borrowings	0.1	2.2	1.8
Mortgage notes payable	1.3	1.5	1.5
4.80% Senior Notes	–	–	12.5
7.00% Senior Notes	–	–	12.5
4.125% Senior Notes	–	10.2	12.4
4.45% Senior Notes	–	11.3	12.5
6.50% Senior Notes	–	14.0	16.3
Floating Rate Senior Notes	1.0	9.8	14.3
7.50% Senior Notes	26.3	37.5	37.5
4.95% Senior Notes	24.8	24.8	24.8
6.50% Senior Notes	32.5	32.5	32.5
5.80% Senior Notes	46.4	46.4	46.4
6.25% Senior Notes	31.3	1.1	–
5.625% Senior Notes	14.1	14.1	14.1
6.35% Senior Notes	31.8	31.8	11.8
5.00% Senior Notes	10.2	–	–
7.45% Senior Debentures	11.2	11.2	11.2
7.25% Senior Debentures	43.5	43.5	43.5
9.875% Senior Subordinated Debentures	–	–	0.5
Other notes payable	2.8	1.3	0.8
Obligations under capital leases	54.1	59.2	62.4
Amortization of deferred finance costs	4.8	5.1	5.3
Interest rate swap agreements	(0.3)	0.8	12.9
Amortization of deferred gain on swap termination	(1.6)	(4.9)	–
Capitalized interest	(7.5)	(12.2)	(16.0)
	$ 331.7	$ 358.7	$ 388.9

Note I: Capital Stock

Shares Authorized and Issued Authorized preferred stock consists of 25 million shares, of which none were outstanding during 2009, 2008 or 2007. Authorized common stock consists of 1.5 billion shares at $0.01 par value per share. Common stock outstanding at year-end 2009 was 388.3 million shares (net of 204.3 million shares of treasury stock) and 428.9 million shares at year-end 2008 (net of 161.8 million shares of treasury stock).

Stock Option Plans Under Safeway's stock option plans, the Company may grant incentive and non-qualified options to purchase common stock at an exercise price equal to or greater than the fair market value at the grant date, as determined by the Executive Compensation Committee of the Board of Directors. Options generally vest over five or seven years. Vested options are exercisable in part or in full at any time prior to the expiration date of six to 15 years from the date of the grant.

1999 Amended and Restated Equity Participation Plan Under the 1999 Amended and Restated Equity Participation Plan (the "1999 Plan"), options generally vest over five or seven years. Although the 1999 Plan will remain in full force and effect, there will be no more grants under this plan. Vested options are exercisable in part or in full at any time prior to the expiration date of six to 15 years from the date of the grant. Shares issued, as a result of stock option exercises, will be funded with the issuance of new shares. The 2007 Equity and Incentive Award Plan (the "2007 Plan"), discussed below, succeeds the 1999 Plan.

2007 Equity and Incentive Award Plan In May 2007, the stockholders of Safeway approved the 2007 Plan. Under the 2007 Plan, Safeway may grant or issue stock options, stock appreciation rights, restricted stock units, deferred stock, dividend equivalents, performance awards and stock payments, or any combination thereof. Safeway may grant incentive and non-qualified options to purchase common stock at an exercise price equal to or greater than the fair market value at the grant date, as determined by the Executive Compensation Committee of the Safeway Board of Directors. Options to purchase 8.7 million shares were available for grant at January 2, 2010 under this plan. Shares issued, as a result of stock option exercises, will be funded with the issuance of new shares.

Restricted Stock The Company awarded 450,150 shares, 40,000 shares and 100,000 shares of restricted stock in 2009, 2008 and 2007, respectively, to certain officers and key employees. These shares vest over a period of between three to five years and are subject to certain transfer restrictions and forfeiture prior to vesting. Deferred stock compensation, representing the fair value of the stock at the measurement date of the award, is amortized to compensation expense over the vesting period. The amortization of restricted stock resulted in compensation expense of $2.5 million in 2009, $0.9 million in 2008 and $5.2 million in 2007.

The following table summarizes information about unvested Safeway restricted stock as of January 2, 2010:

	Awards	Weighted-average grant date fair value
Unvested, year-end 2008	110,296	$ 30.12
Granted	450,150	18.40
Vested	(10,296)	30.09
Canceled	(10,000)	18.28
Unvested, year-end 2009	540,150	$ 20.57

At date of vest, the fair value of restricted stock awards vested during the year was $0.2 million in 2009, $1.3 million in 2008 and $9.1 million in 2007. At January 2, 2010 there was $8.2 million of total unrecognized compensation cost related to non-vested restricted stock awards. The cost is expected to be recognized over a weighted average period of 1.9 years.

Activity in the Company's stock option plans for the year ended January 2, 2010 was as follows:

	Options	Weighted-average exercise price	Aggregate intrinsic value (in millions)
Outstanding, year-end 2008	38,598,854	$ 29.02	$ 57.3
2009 Activity:			
Granted	**6,490,009**	**18.46**	
Canceled	**(2,404,154)**	**33.61**	
Exercised	**(1,449,108)**	**19.75**	
Outstanding, year-end 2009	**41,235,601**	**$ 27.41**	**$ 36.2**
Exercisable, year-end 2009 (1)	**22,016,845**	**$ 29.24**	**$ 15.1**
Vested and expected to vest, year-end 2009 (2)	**34,485,542**	**$ 27.85**	**$ 27.9**

(1) The remaining weighted-average contractual life of these options is 1.8 years.

(2) The remaining weighted-average contractual life of these options is 2.9 years.

Weighted-average fair value of options granted during the year:

2007	$9.90
2008	8.74
2009	**6.90**

The total intrinsic value of options exercised was $3.4 million in 2009, $13.5 million in 2008 and $120.2 million in 2007. As of year-end 2009, there was $101.3 million of total unrecognized compensation cost related to nonvested stock-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted average period of 2.8 years.

Additional Stock Plan Information Safeway accounts for stock-based employee compensation in accordance with generally accepted accounting principles for stock compensation. The Company determines fair value of such awards using the Black-Scholes option pricing model. The following weighted-average assumptions used, by year, to value Safeway's grants are as follows:

	2009	2008	2007
Expected life (in years)	**6.5**	4.5	4.5
Expected stock volatility	**31.53% - 40.2%**	32.0% - 48.3%	26.4% - 31.5%
Risk-free interest rate	**2.35% - 3.20%**	2.58% - 3.19%	4.30% - 4.78%
Expected dividend yield during the expected term	**1.3% - 1.9%**	0.8% - 1.1%	0.7% - 0.8%

In 2009, the expected term of the awards was determined utilizing the "simplified method" outlined in SEC Staff Accounting Bulletin No. 107 that utilizes the following formula: ((vesting term + original contract term)/2). Safeway utilized this method in 2009 because it began issuing awards with longer contractual lives. In 2008, the Company calculated the expected term based upon historical data. Prior to 2008, the Company used the simplified method. Expected stock volatility was determined based upon a combination of historical volatility for periods preceding the measurement date and estimates of implied volatility based upon open interests in traded option contracts on Safeway common stock. The risk-free interest rate was based on the yield curve in effect at the time the options were granted, using U.S. constant maturities over the expected life of the option. Expected dividend yield is based on Safeway's dividend policy at the time the options were granted.

Total share-based compensation expenses recognized as a component of operating and administrative expense is as follows (in millions):

	2009	2008	2007
Share-based compensation expense	**$ 59.9**	$ 63.2	$ 53.6
Income tax benefit	**(21.9)**	(23.0)	(19.4)
Share-based compensation expense recognized in earnings, net of tax	**$ 38.0**	$ 40.2	$ 34.2

Note J: Taxes on Income

The components of (loss) income before income tax expense are as follows (in millions):

	2009	2008	2007
Domestic	$ (1,315.6)	$ 1,241.2	$ 1,141.9
Foreign	362.3	263.4	261.7
	$ (953.3)	$ 1,504.6	$ 1,403.6

The components of income tax expense are as follows (in millions):

	2009	2008	2007
Current:			
Federal	$ 137.1	$ 251.1	$ 258.3
State	34.3	40.2	37.1
Foreign	114.9	76.3	89.0
	286.3	367.6	384.4
Deferred:			
Federal	(111.4)	142.7	108.4
State	(25.6)	24.8	16.9
Foreign	(5.1)	4.2	5.5
	(142.1)	171.7	130.8
	$ 144.2	$ 539.3	$ 515.2

Reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate to the Company's income taxes is as follows (dollars in millions):

	2009	2008	2007
Statutory rate	35%	35%	35%
Income tax (benefit) expense using federal statutory rate	$ (333.7)	$ 526.6	$ 491.3
State taxes on income net of federal benefit	5.7	42.2	35.1
Non deductible goodwill impairment	549.5	–	–
Tax settlements	(70.0)	(3.3)	(2.4)
Other	(7.3)	(26.2)	(8.8)
	$ 144.2	$ 539.3	$ 515.2

Income tax expense was reduced by $74.9 million in 2009 for previously unrecognized tax benefits and related interest income. The recognition of these items is primarily due to the settlement of a claim with the Internal Revenue Service ("IRS") with respect to the 2002 and 2003 impairment of the Company's investment in Dominick's, and the completion of the IRS examination of the Company's tax returns for 2004 and 2005.

Significant components of the Company's net deferred tax liability at year end were as follows (in millions):

	2009	2008
Deferred tax assets:		
Pension liability	**$ 213.6**	$ 203.6
Workers' compensation and other claims	**181.4**	194.4
Employee benefits	**147.1**	136.9
Accrued claims and other liabilities	**73.1**	62.8
Charitable contribution carryforwards	**34.7**	49.4
Reserves not currently deductible	**34.9**	44.6
Operating loss carryforwards	**2.6**	2.9
Other assets	**26.7**	9.1
	$ 714.1	$ 703.7

	2009	2008
Deferred tax liabilities:		
Property	**$ (626.3)**	$ (736.3)
Inventory	**(286.9)**	(282.5)
Investments in foreign operations	**(54.5)**	(41.7)
	(967.7)	(1,060.5)
Net deferred tax liability	**(253.6)**	(356.8)
Less current liability	**(103.1)**	(107.2)
Long-term portion	**$ (150.5)**	$ (249.6)

At January 2, 2010, the Company had federal and state charitable contribution carryforwards of $94.8 million which expire from 2010 through 2012.

The Company had net operating loss carryforwards for federal income tax purposes of approximately $7.4 million which expire at various dates from 2022 to 2026. The Company also had state tax credit carryforwards of $27.5 million which have no expiration date.

At January 2, 2010, certain undistributed earnings of the Company's foreign operations totaling $1,739.5 million were considered to be permanently reinvested. No deferred tax liability has been recognized for the remittance of such earnings to the U.S., since it is the Company's intention to utilize those earnings in the foreign operations for an indefinite period of time, or to repatriate such earnings only when tax-efficient to do so. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable; however, unrecognized foreign tax credits may be available to reduce some portion of the U.S. income tax liability.

On December 31, 2006, the first day of the 2007 fiscal year, the Company adopted new accounting guidance on the accounting for uncertainty in income taxes. The Company recorded the cumulative effect of adopting this accounting guidance by increasing stockholders' equity by $139.7 million.

As of January 2, 2010, January 3, 2009 and December 29, 2007, the Company had unrecognized tax benefits of $151.0 million, $129.2 million and $123.1 million, respectively. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows (in millions):

	2009	2008	2007
Balance at beginning of year	**$ 129.2**	$ 123.1	$ 138.8
Additions based on tax positions related to the current year	**4.1**	11.7	1.7
Additions for tax positions of prior years	**105.3**	7.5	9.4
Reductions based on tax positions related to the current year	**–**	(9.8)	(12.0)
Reductions for tax positions of prior years	**(69.2)**	(2.8)	(14.8)
Additions related to changes in foreign currency translation	**1.0**	0.3	–
Expiration of statute of limitations	**(0.9)**	–	–
Settlements	**(18.5)**	(0.8)	–
Balance at end of year	**$ 151.0**	$ 129.2	$ 123.1

As of January 2, 2010, January 3, 2009 and December 29, 2007, the balance of unrecognized tax benefits included tax positions of $37.4 million (net of tax), $121.7 million (net of tax) and $121.3 million (net of tax), respectively, that would reduce the Company's effective income tax rate if recognized in future periods.

The Company recognizes interest and penalties on income taxes in income tax expense. Income tax expense in 2009, 2008 and 2007 included benefits of $10.0 million (net of tax), $4.8 million (net of tax) and $5.7 million (net of tax), respectively, related to interest and penalties. As of January 2, 2010 the Company's accrual for net interest and penalties was a liability of $2.4 million. As of January 3, 2009 and December 29, 2007, the Company had net interest receivables of $15.1 million and $13.6 million, respectively.

The Company and its domestic subsidiaries file income tax returns with federal, state and local tax authorities within the United States. The Company's foreign affiliates file income tax returns in various foreign jurisdictions, the most significant of which are Canada and certain of its provinces. The IRS examination of the Company's federal income tax returns for 2004 and 2005 is complete. The IRS and other tax authorities have proposed tax deficiencies on several issues which the Company is contesting. With limited exceptions, including these proposed tax deficiencies and certain income tax refund claims, the Company is no longer subject to federal income tax examinations for fiscal years before 2006, and is no longer subject to state and local income tax examinations for fiscal years before 2001. With limited exceptions, including proposed deficiencies which the Company is protesting, Safeway's foreign affiliates are no longer subject to examination by Canada and certain of its provinces for fiscal years before 2006.

The Company does not anticipate that unrecognized tax benefits will significantly change in the next 12 months.

Note K: Employee Benefit Plans and Collective Bargaining Agreements

Retirement Plans The Company maintains defined benefit, non-contributory retirement plans for substantially all of its employees not participating in multi-employer pension plans. Safeway recognizes the funded status of its retirement plans on its consolidated balance sheet.

The following tables provide a reconciliation of the changes in the retirement plans' benefit obligation and fair value of assets over the two-year period ended January 2, 2010 and a statement of the funded status as of year-end 2009 and year-end 2008. Activity for 2009 includes the removal of the Canadian money purchase plan which had been previously presented within the table but has since been determined to be a defined contribution plan (in millions):

	2009	2008
Change in projected benefit obligation:		
Beginning balance	**$ 2,009.0**	$ 2,342.0
Service cost	**39.4**	101.7
Interest cost	**116.0**	102.3
Plan amendments	**(15.1)**	(3.2)
Actuarial loss (gain)	**157.1**	(284.1)
Benefit payments	**(121.4)**	(156.9)
Reclassification of money purchase plan component	**(138.1)**	–
Currency translation adjustment	**48.6**	(92.8)
Ending balance	**$ 2,095.5**	$ 2,009.0

	2009	2008
Change in fair value of plan assets:		
Beginning balance	**$ 1,512.7**	$ 2,295.6
Actual return on plan assets	**252.8**	(582.7)
Employer contributions	**16.7**	33.8
Benefit payments	**(121.4)**	(156.9)
Reclassification of money purchase plan component	**(129.6)**	–
Currency translation adjustment	**40.9**	(77.1)
Ending balance	**$ 1,572.1**	$ 1,512.7

	2009	2008
Funded status:		
Fair value of plan assets	**$ 1,572.1**	$ 1,512.7
Projected benefit obligation	**(2,095.5)**	(2,009.0)
Funded status	**$ (523.4)**	$ (496.3)
Components of net amount recognized in financial position:		
Other accrued liabilities (current liability)	**$ (1.4)**	$ (1.4)
Pension and postretirement benefit obligations (non-current liability)	**(522.0)**	(494.9)
	$ (523.4)	$ (496.3)

Amounts recognized in accumulated other comprehensive income consist of the following (in millions):

	Pension benefits	
	2009	2008
Net actuarial pension loss	**$592.4**	$646.9
Prior service cost	**64.4**	98.5
	$656.8	$745.4

Safeway expects approximately $58.1 million of the net actuarial pension loss and $17.9 million of the prior service cost to be recognized as a component of net periodic benefit cost in 2010.

Information for Safeway's pension plans, all of which have an accumulated benefit obligation in excess of plan assets as of year-end 2009 and 2008, is shown below (in millions):

	2009	2008
Projected benefit obligation	**$ 2,095.5**	$ 2,009.0
Accumulated benefit obligation	**2,028.4**	1,827.5
Fair value of plan assets	**1,572.1**	1,512.7

The following tables provide the components of net pension expense for the retirement plans and other changes in plan assets and benefit obligations recognized in other comprehensive income (in millions):

Components of net pension expense:	**2009**	2008	2007
Estimated return on plan assets	**$ (110.8)**	$ (147.8)	$ (173.6)
Service cost	**39.4**	101.7	93.2
Interest cost	**116.0**	102.3	124.8
Plan curtailment gain	**(0.3)**	–	–
Amortization of prior service cost	**19.3**	21.9	23.0
Amortization of unrecognized losses	**66.6**	6.5	4.7
Net pension expense	**$ 130.2**	$ 84.6	$ 72.1
Changes in plan assets and benefit obligations recognized in other comprehensive income:			
Net actuarial pension loss	**$ 12.1**	$ 446.1	$ 48.6
Amortization of net actuarial pension loss	**(66.6)**	(6.5)	(4.7)
Prior service credit	**(14.8)**	(2.9)	–
Amortization of prior service cost	**(19.3)**	(21.9)	(23.0)
Total recognized in other comprehensive income	**(88.6)**	414.8	20.9
Total net pension expense and changes in plan assets and benefit obligations recognized in other comprehensive income	**$ 41.6**	$ 499.4	$ 93.0

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Actuarial gains and losses are amortized over the average remaining service life of active participants when the accumulation of such gains and losses exceeds 10% of the greater of the projected benefit obligation and the fair value of plan assets. The Company uses its fiscal year-end date as the measurement date for its plans.

The actuarial assumptions used to determine year-end projected benefit obligation were as follows:

	2009	2008	2007
Discount rate:			
United States plans	**6.2%**	6.3%	6.1%
Canadian plans	**5.8**	6.5	5.3
Combined weighted-average rate	**6.1**	6.3	5.9
Rate of compensation increase:			
United States plans	**3.0%**	3.0%	4.0%
Canadian plans	**3.0**	3.0	3.5

The actuarial assumptions used to determine net periodic benefit cost were as follows:

	2009	2008	2007
Discount rate:			
United States plans	**6.3%**	6.1%	6.0%
Canadian plans	**6.5**	5.3	5.0
Combined weighted-average rate	**6.3**	5.9	5.7
Expected return on plan assets:			
United States plans	**8.5%**	8.5%	8.5%
Canadian plans	**7.0**	7.0	7.0
Rate of compensation increase:			
United States plans	**3.0%**	4.0%	4.0%
Canadian plans	**3.0**	3.5	3.5

The Company has adopted and implemented an investment policy for the defined benefit pension plans that incorporates a strategic long-term asset allocation mix designed to meet the Company's long-term pension requirements. This asset allocation policy is reviewed annually and, on a regular basis, actual allocations are rebalanced to the prevailing targets. The following table summarizes actual allocations for Safeway's plans at year-end:

		Plan assets	
Asset category	Target	**2009**	2008
Equity	65%	**68.9%**	60.8%
Fixed income	35	**30.3**	38.0
Cash and other	–	**0.8**	1.2
Total	100%	**100.0%**	100.0%

The investment policy also emphasizes the following key objectives: (1) maintain a diversified portfolio among asset classes and investment styles; (2) maintain an acceptable level of risk in pursuit of long-term economic benefit; (3) maximize the opportunity for value-added returns from active investment management while establishing investment guidelines and monitoring procedures for each investment manager to ensure the characteristics of the portfolio are consistent with the original investment mandate; and (4) maintain adequate controls over administrative costs.

Expected rates of return on plan assets were developed by determining projected stock and bond returns and then applying these returns to the target asset allocations of the employee benefit trusts, resulting in a weighted-average rate of return on plan assets. Equity returns were based primarily on historical returns of the S&P 500 Index. Fixed-income projected returns were based primarily on historical returns for the broad U.S. bond market.

The fair value of Safeway's pension plan assets at January 2, 2010, excluding pending transactions totaling $32.2 million, by asset category are as follows (in millions):

		Fair value measurements		
Asset category:	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	$ 12.8	$ 11.5	$ 1.3	$ –
Short-term investment collective trust	21.7	–	21.7	–
Common and preferred stocks	473.5	472.9	0.6	–
Common collective trust funds	680.8	–	680.8	–
Corporate bonds	89.5	–	86.6	2.9
Mortgage- and other-asset backed securities	49.0	–	46.5	2.5
Mutual funds	31.0	31.0	–	–
U.S. government securities	162.7	–	162.5	0.2
Other securities	18.9	–	18.7	0.2
Total	$1,539.9	$515.4	$1,018.7	$5.8

See Note F for a discussion of levels, inputs and valuation techniques.

A reconciliation of the beginning and ending balances for Level 3 assets for the year ended January 2, 2010 follows (in millions):

	Fair value measured using significant unobservable inputs (Level 3)				
	Total	Corporate bonds	Mortgage- and other-asset backed securities	U.S. government securities	Other securities
Balance as of January 3, 2009	$ 1.5	$ 0.6	$ 1.1	$ 0.3	$(0.5)
Purchases, sales, settlements, net	3.3	2.5	0.4	(0.1)	0.5
Transfers in and/or out of Level 3	1.6	–	1.6	–	–
Realized (losses) gains	(0.9)	(0.5)	(0.6)	–	0.2
Unrealized gains	0.3	0.3	–	–	–
Balance as of January 2, 2010	$ 5.8	$ 2.9	$ 2.5	$ 0.2	$ 0.2

Safeway expects to contribute approximately $7.8 million to its defined benefit pension plan trusts in 2010, primarily in Canada.

Retirement Restoration Plan The Retirement Restoration Plan provides death benefits and supplemental income payments for senior executives after retirement. The Company recognized expense of $3.7 million in 2009, $4.9 million in 2008 and $4.8 million in 2007. The aggregate projected benefit obligation of the Retirement Restoration Plan was approximately $56.0 million at year-end 2009 and $58.5 million at year-end 2008.

Postretirement Benefits other than Pensions In addition to the Company's retirement plans and the Retirement Restoration Plan benefits, the Company sponsors plans that provide postretirement medical and life insurance benefits to certain employees. Retirees share a portion of the cost of the postretirement medical plans. Safeway pays all the costs of the life insurance plans. The plans are not funded.

The Company's accrued postretirement benefit obligation ("APBO") was $65.5 million at year-end 2009 and $52.6 million at year-end 2008. The APBO represents the actuarial present value of the benefits expected to be paid after retirement. Postretirement benefit expense was $6.2 million in 2009, $7.2 million in 2008 and $7.6 million in 2007.

Estimated Future Benefit Payments The following benefit payments, which reflect expected future service as appropriate, are expected to be paid (in millions):

	Pension benefits	Other benefits
2010	$ 121.2	$ 4.7
2011	125.5	4.9
2012	131.7	5.1
2013	136.8	5.3
2014	141.4	5.5
2015 – 2019	767.9	29.7

Multi-Employer Pension Plans Safeway participates in various multi-employer retirement plans, covering substantially all Company employees not covered under the Company's non-contributory retirement plans, generally defined benefit plans, pursuant to agreements between the Company and various unions. In many cases, specific benefit levels are not negotiated with contributing employers or in some cases even known by contributing employers. Contributions of $278.1 million in 2009, $286.9 million in 2008 and $270.1 million in 2007 were made and charged to expense.

Note L: Investment in Unconsolidated Affiliates

At year-end 2009, 2008 and 2007, Safeway's investment in unconsolidated affiliates includes a 49% ownership interest in Casa Ley, which operated 156 food and general merchandise stores in Western Mexico at year-end 2009.

Equity in earnings from Safeway's unconsolidated affiliates, which is included in other income, was income of $8.5 million in 2009, a loss of $2.5 million in 2008 and income of $8.7 million in 2007.

Note M: Commitments and Contingencies

Legal Matters On February 2, 2004, the Attorney General for the State of California filed an action in the United States District Court for the Central District of California, entitled *State of California, ex rel. Bill Lockyer* (now *ex. rel. Jerry Brown) v. Safeway Inc. dba Vons, et al.*, against the Company; the Company's subsidiary, The Vons Companies, Inc.; Albertsons, Inc. and Ralphs Grocery Company, a division of the Kroger Company. The complaint alleges that certain provisions of a Mutual Strike Assistance Agreement ("MSAA") entered into by the defendants in connection with the Southern California grocery strike that began on October 11, 2003 constituted a violation of section 1 of the Sherman Antitrust Act. The complaint seeks declaratory and injunctive relief. The Attorney General has also indicated that it will seek an order requiring the return of any funds received pursuant to the MSAA. Pursuant to the MSAA, the Company received $83.5 million of payments in 2004, which it recorded as reductions to cost of sales of $51.5 million and $32 million in the fourth quarter of 2003 and the first quarter of 2004, respectively. Defendants' motion for summary judgment based on the federal non-statutory labor exemption to the antitrust laws was denied by the court on May 25, 2005 and again on March 6, 2008. The Attorney General's motion for summary judgment arguing that the MSAA was a *per se* antitrust violation was denied by the court on December 7, 2006. On March 27, 2008, pursuant to a stipulation of the parties, the court entered a final judgment in favor of the defendants. Both sides have appealed issues to the Ninth Circuit Court of Appeals. The Ninth Circuit heard oral argument on October 8, 2009.

There are also pending against the Company various claims and lawsuits arising in the normal course of business, some of which seek damages and other relief, which, if granted, would require very large expenditures.

It is management's opinion that although the amount of liability with respect to all of the above matters cannot be ascertained at this time, any resulting liability, including any punitive damages, will not have a material adverse effect on the Company's financial statements taken as a whole.

Commitments The Company has commitments under contracts for the purchase of property and equipment, the construction of buildings, marketing development funds, the purchase of inventory and the purchase of energy. Portions of such contracts not completed at year end are not reflected in the consolidated financial statements. These purchase commitments totaled $517.5 million at year-end 2009.

Note N: Segments

Safeway's retail business, which represents more than 98% of consolidated sales and other revenue, operates in the U.S. and Canada. Safeway is organized into 12 geographic retail operating segments (Chicago, Denver, Eastern, Northern California, Phoenix, Portland, Seattle, Texas, Vons, Alberta, Vancouver and Winnipeg). Across all 12 retail operating segments, the Company operates primarily one store format, where each store offers the same general mix of products with similar pricing to similar categories of customers. Safeway does not operate supercenters, warehouse formats, combination clothing/grocery stores or discount stores.

These 12 operating segments have been aggregated into one reportable segment because, in the Company's judgment, the operating segments have similar historical economic characteristics and are expected to have similar economic characteristics and similar long-term financial performance in the future. The principal measures and factors we considered in determining whether the economic characteristics are similar are gross margin percentage, operating profit margin, sales growth, capital expenditures, competitive risks, operational risks and challenges, retail store sales, costs of goods sold and employees. In addition, each operating segment has similar products, similar production processes, similar types of customers, similar methods of distribution and a similar regulatory environment. The Company believes that disaggregating its operating segments would not provide material additional information.

The difficult economic environment has had a negative impact on all of Safeway's divisions. Two of these divisions, Vons and Eastern, had large goodwill balances from purchase transactions. Randall's and Dominick's were also purchase transactions, but the goodwill related to those divisions was fully impaired in previous years. Consequently, even though the economy has reduced operating results at all of the divisions, the material portion of goodwill impairment was at Vons and Eastern.

The following table presents information about the Company by geographic area (in millions):

	U.S.	Canada	Total
2009			
Sales and other revenue	**$ 34,980.3**	**$ 5,870.4**	**$ 40,850.7**
Operating (loss) profit (1)	**(992.8)**	**364.1**	**(628.7)**
(Loss) income before income taxes (1)	**(1,315.6)**	**362.3**	**(953.3)**
Long-lived assets, net	**8,945.6**	**1,337.1**	**10,282.7**
Total assets	**12,611.3**	**2,352.3**	**14,963.6**
2008			
Sales and other revenue	$ 37,661.2	$ 6,442.8	$ 44,104.0
Operating profit	1,580.6	272.1	1,852.7
Income before income taxes	1,241.2	263.4	1,504.6
Long-lived assets, net	9,407.0	1,236.1	10,643.1
Total assets	15,596.7	1,888.0	17,484.7
2007			
Sales and other revenue	$ 36,271.4	$ 6,014.6	$ 42,286.0
Operating profit	1,496.7	275.4	1,772.1
Income before income taxes	1,141.9	261.7	1,403.6
Long-lived assets, net	9,153.9	1,468.1	10,622.0
Total assets	15,453.6	2,197.4	17,651.0

(1) 2009 includes a pre-tax goodwill impairment charge of $1,974.2 million in the U.S. See Note B.

The following table presents sales revenue by type of similar product (dollars in millions):

	2009		2008		2007	
	Amount	**% of total**	Amount	% of total	Amount	% of total
Non-perishables [(1)]	**$ 18,998.1**	**46.5%**	$ 19,826.5	45.0%	$ 19,178.4	45.4%
Perishables [(2)]	**15,328.6**	**37.5%**	16,514.0	37.4%	15,833.9	37.4%
Fuel	**2,688.7**	**6.6%**	3,885.2	8.8%	3,487.8	8.2%
Pharmacy	**3,835.3**	**9.4%**	3,878.3	8.8%	3,785.9	9.0%
Total sales and other revenue	**$ 40,850.7**	**100.0%**	$ 44,104.0	100.0%	$ 42,286.0	100.0%

(1) Consists primarily of grocery, soft drinks and other beverages, general merchandise, meal ingredients, frozen foods and snacks.

(2) Consists primarily of produce, meat, dairy, bakery, deli, floral and seafood.

Note O: Computation of (Loss) Earnings Per Share

(In millions, except per-share amounts)	**2009**		2008		2007	
	Diluted	**Basic**	Diluted	Basic	Diluted	Basic
Net (loss) income	**$ (1,097.5)**	**$ (1,097.5)**	$ 965.3	$ 965.3	$ 888.4	$ 888.4
Weighted-average common shares outstanding	**412.9**	**412.9**	433.8	433.8	440.3	440.3
Common share equivalents			2.5		5.4	
Weighted-average shares outstanding			436.3		445.7	
(Loss) earnings per share	**$ (2.66)**	**$ (2.66)**	$ 2.21	$ 2.23	$ 1.99	$ 2.02

Anti-dilutive shares totaling 42.5 million in 2009, 21.9 million in 2008 and 15.0 million in 2007 have been excluded from diluted weighted-average shares outstanding.

Note P: Guarantees

Safeway applies the accounting guidance for guarantees to the Company's agreements that contain guarantee and indemnification clauses. This guidance requires that, upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. As of January 2, 2010, Safeway did not have any material guarantees.

However, the Company is party to a variety of contractual agreements under which Safeway may be obligated to indemnify the other party for certain matters. These contracts primarily relate to Safeway's commercial contracts, operating leases and other real estate contracts, trademarks, intellectual property, financial agreements and various other agreements. Under these agreements, the Company may provide certain routine indemnifications relating to representations and warranties (for example, ownership of assets, environmental or tax indemnifications) or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Historically, Safeway has not made significant payments for these indemnifications. The Company believes that if it were to incur a loss in any of these matters, the loss would not have a material effect on the Company's financial condition or results of operations.

Note Q: Quarterly Information (Unaudited)

The summarized quarterly financial data presented below reflect all adjustments, which in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented. (Rounding affects some totals. In millions, except per-share amounts.)

	52 Weeks	Last 16 Weeks (1)	Third 12 Weeks	Second 12 Weeks	First 12 Weeks
2009					
Sales and other revenue	**$ 40,850.7**	**$ 12,693.9**	**$ 9,458.3**	**$ 9,462.1**	**$ 9,236.4**
Gross profit	**11,693.5**	**3,635.0**	**2,674.1**	**2,731.5**	**2,652.9**
Operating (loss) profit	**(628.7)**	**(1,545.9)**	**278.1**	**357.6**	**281.5**
(Loss) income before income taxes	**(953.3)**	**(1,642.8)**	**201.3**	**283.7**	**204.5**
Net (loss) income	**(1,097.5)**	**(1,609.1)**	**128.8**	**238.6**	**144.2**
Net (loss) income per share – basic	**$ (2.66)**	**$ (4.06)**	**$ 0.31**	**$ 0.57**	**$ 0.34**
Net (loss) income per share – diluted	**(2.66)**	**(4.06)**	**0.31**	**0.57**	**0.34**

	53 Weeks	Last 17 Weeks	Third 12 Weeks	Second 12 Weeks	First 12 Weeks
2008					
Sales and other revenue	$ 44,104.0	$ 13,815.9	$ 10,169.3	$ 10,120.0	$ 9,998.8
Gross profit	12,514.8	3,975.8	2,795.6	2,865.2	2,878.3
Operating profit	1,852.7	613.0	386.3	451.6	401.9
Income before income taxes	1,504.6	503.8	312.0	371.9	317.0
Net income	965.3	338.0	199.7	234.3	193.4
Net income per share – basic	$ 2.23	$ 0.79	$ 0.46	$ 0.54	$ 0.44
Net income per share – diluted	2.21	0.79	0.46	0.53	0.44

(1) The last 16 weeks of 2009 includes a pre-tax goodwill impairment charge of $1,974.2 million. See Note B.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

The Company maintains "disclosure controls and procedures," as such term is defined under Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, the Company's management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, the Company's management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The Company also has investments in certain unconsolidated entities, including Casa Ley, S.A. de C. V. As the Company does not control or manage these entities, its disclosure controls and procedures with respect to such entities are necessarily more limited than those it maintains with respect to its consolidated subsidiaries.

The Company has carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's President and Chief Executive Officer along with the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b). Based upon the foregoing, as of the end of the period covered by this Annual Report on Form 10-K, the Company's President and Chief Executive Officer along with the Company's Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level. There has been no change during the Company's fiscal quarter ended January 2, 2010 in the Company's internal control over financial reporting that was identified in connection with the evaluation required by Exchange Act Rule 13a-15(d) which has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management of Safeway Inc. has prepared an annual report on internal control over financial reporting. The Company's independent registered public accounting firm has rendered an opinion on the Company's internal control over financial reporting. Management's report, together with the opinion of the independent registered public accounting firm, is set forth in Part II, Item 8 of this report.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors of the Registrant Information on the nominees for election as Directors of the Company is incorporated by reference from the Company's definitive proxy statement for the 2010 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2009 fiscal year.

Executive Officers of the Registrant This information has been included in a separate item captioned "Executive Officers of the Registrant" in Part I of this report pursuant to Instruction G(3) of Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K.

Audit Committee Financial Expert This information is incorporated by reference from the Company's definitive proxy statement for the 2010 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2009 fiscal year.

Audit Committee This information is incorporated by reference from the Company's definitive proxy statement for the 2010 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2009 fiscal year.

Compliance with Section 16(a) of the Exchange Act The information called for is incorporated by reference from the Company's definitive proxy statement for the 2010 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2009 fiscal year.

Code of Ethics The Company has adopted a Code of Business Conduct and Ethics (the "Code of Ethics"), which is posted on the Company's Web site at *www.safeway.com/investor_relations*. The Code of Ethics applies to the Company's principal executive officer, principal financial officer, principal accounting officer, controller and other persons who perform similar functions for the Company, in addition to the corporate directors and employees of the Company. Any amendment to, or waiver from, a provision of the Code of Ethics that (i) applies to our chief executive officer, chief financial officer, principal accounting officer, controller or any person performing functions similar to those performed by such officers, and (ii) relates to any element of the code of ethics definitions, as enumerated in Item 406(b) of SEC Regulation S-K, will be posted on our Web site at *www.safeway.com* within four business days following the date of the amendment or waiver.

Item 11. Executive Compensation

The information called for by Item 11 is incorporated by reference from the Company's definitive proxy statement for the 2010 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2009 fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information called for by Item 12 is incorporated by reference from the Company's definitive proxy statement for the 2010 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2009 fiscal year.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information called for by Item 13 is incorporated by reference from the Company's definitive proxy statement for the 2010 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2009 fiscal year.

Item 14. Principal Accounting Fees and Services

The information called for by Item 14 is incorporated by reference from the Company's definitive proxy statement for the 2010 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2009 fiscal year.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as a part of this report:

1. Consolidated Financial Statements:

   See Index to Consolidated Financial Statements in Part II, Item 8 of this report.

2. Consolidated Financial Statement Schedules:

   None required.

3. The following exhibits are filed as part of this report:

Exhibit 3.1	Restated Certificate of Incorporation of Safeway Inc., as amended June 17, 2004, May 12, 1998 and May 14, 1996 (incorporated by reference to Exhibit 3.1 to the registrant's Form S-3 Registration Statement filed on July 27, 2004).
Exhibit 3.2	Amended and Restated By-Laws of Safeway Inc., dated October 21, 2008 (incorporated by reference to Exhibit 3.2 to the registrant's Current Report on Form 8-K dated October 21, 2008).
Exhibit 4(i).1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4(i).2 to Registration Statement No. 33-33388).
Exhibit 4(i).2	Indenture, dated as of September 10, 1997, between Safeway Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K dated September 10, 1997).
Exhibit 4(i).3	Form of Officers' Certificate establishing the terms of the Company's 7.45% Senior Debentures due 2027, including the form of Notes (incorporated by reference to Exhibits 4.2 and 4.6 to the registrant's Current Report on Form 8-K dated September 10, 1997).
Exhibit 4(i).4	Form of Officers' Certificate establishing the terms of the registrant's 7.25% Debentures due 2031, including the form of Notes (incorporated by reference to Exhibits 4.2, 4.3, 4.4, 4.5 and 4.6 to the registrant's Current Report on Form 8-K dated January 31, 2001).
Exhibit 4(i).5	Form of Officers' Certificate establishing the terms of the registrant's 6.50% Notes due 2011, including the form of Notes (incorporated by reference to Exhibits 4.2, 4.3, 4.4, 4.5 and 4.6 to the registrant's Current Report on Form 8-K dated March 5, 2001).
Exhibit 4(i).6	Form of Officers' Certificate establishing the terms of the registrant's 5.80% Notes due 2012, including the form of Notes (incorporated by reference to Exhibits 4.2, 4.3, 4.4, 4.5 and 4.6 to the registrant's Current Report on Form 8-K dated August 13, 2002).
Exhibit 4(i).7	Form of Officers' Certificate establishing the terms of the registrant's 4.95% Notes due 2010 and 5.625% Notes due 2014, including the forms of Notes (incorporated by reference to Exhibits 4.2, 4.3 and 4.4 to the registrant's Current Report on Form 8-K dated August 12, 2004).

Item 15. Exhibits, Financial Statement Schedules (continued)

Exhibit 4(i).8 Form of Officers' Certificate establishing the terms of the registrant's 6.35% Notes due 2017, including the form of Notes (incorporated by reference to Exhibits 4.2 and 4.3 to the registrant's Current Report on Form 8-K dated August 17, 2007).

Exhibit 4(i).9 Form of Officers' Certificate establishing the terms of the registrant's 6.25% Notes due 2014, including the form of Notes (incorporated by reference to Exhibits 4.2 and 4.3 to the registrant's Current Report on Form 8-K dated December 22, 2008).

Exhibit 4(i).10 Form of Officers' Certificate establishing the terms of the registrant's 5.00% Notes due 2019, including the form of Notes (incorporated by reference to Exhibits 4.2 and 4.3 to the registrant's Current Report on Form 8-K dated August 7, 2009).

Exhibit 4(iii) Registrant agrees to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the registrant and all of its subsidiaries for which consolidated financial statements are required to be filed with the Securities and Exchange Commission.

Exhibit 10(iii).1* 1999 Amended and Restated Equity Participation Plan of Safeway Inc. (incorporated by reference to Exhibit 10(iii).1 to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 19, 1999), and Amendment to the 1999 Amended and Restated Equity Participation Plan (incorporated by reference to Exhibit 4.3 to the registrant's Registration Statement on Form S-8 (333-112976)).

Exhibit 10(iii).2* The 2001 Amended and Restated Share Appreciation Rights Plan of Canada Safeway Limited (incorporated by reference to Exhibit 10(iii).33 to the registrant's Form 10-Q for the quarterly period ended June 19, 2004).

Exhibit 10(iii).3* The 2001 Amended and Restated Operating Performance Bonus Plan for Executive Officers of Safeway Inc. (incorporated by reference to Exhibit 10(ii).10 to the registrant's Form 10-K for the year ended December 30, 2000).

Exhibit 10(iii).4* Amendment 2002-1 to the 2001 Amended and Restated Operating Performance Bonus Plan for Executive Officers of Safeway Inc., dated March 26, 2002 (incorporated by reference to Exhibit 10(iii).4 to the registrant's Form 10-K for the year ended January 3, 2009).

Exhibit 10(iii).5* Amendment to the 2001 Amended and Restated Operating Performance Bonus Plan for Executive Officers of Safeway Inc. (incorporated by reference to Exhibit 10(iii).1 to the registrant's Form 10-Q for the quarterly period ended March 28, 2009).

Exhibit 10(iii).6* Retirement Restoration Plan of Safeway Inc. (incorporated by reference to Exhibit 10(iii).11 to the registrant's Form 10-K for the year ended January 1, 1994).

Exhibit 10(iii).7* Form of stock option agreement for former directors of The Vons Companies, Inc. (incorporated by reference to Exhibit 10(iii).12 of the registrant's Form 10-K for the year ended December 28, 1996).

Exhibit 10(iii).8* Safeway Executive Deferred Compensation Plan and Deferral Election Form (incorporated by reference to Exhibit 10(iii).18 to the registrant's Form 10-K for the year ended January 1, 2000).

* Management contract, or compensatory plan or arrangement.

Item 15. Exhibits, Financial Statement Schedules (continued)

Exhibit 10(iii).9* Canada Safeway Limited Executive Deferred Compensation Plan and Deferral Election Form (incorporated by reference to Exhibit 10(iii).19 to the registrant's Form 10-K for the year ended January 1, 2000).

Exhibit 10(iii).10* Amendment dated February 26, 2004 to the Amended and Restated 1999 Equity Participation Plan of Safeway Inc. (incorporated by reference to Exhibit 10(iii).27 to the registrant's Form 10-Q for the quarterly period ended June 19, 2004).

Exhibit 10(iii).11* Amendment dated May 2, 2004 to the Amended and Restated 1999 Equity Participation Plan of Safeway Inc. (incorporated by reference to Exhibit 10(iii).28 to the registrant's Form 10-Q for the quarterly period ended June 19, 2004).

Exhibit 10(iii).12* Amendment dated June 2, 2004 to the Amended and Restated 1999 Equity Participation Plan of Safeway Inc. (incorporated by reference to Exhibit 10(iii).29 to the registrant's Form 10-Q for the quarterly period ended June 19, 2004).

Exhibit 10(iii).13* Form of Non-Qualified Stock Option Agreement for U.S. Employees for the Amended and Restated 1999 Equity Participation Plan (incorporated by reference to Exhibit 10(iii).30 to the registrant's Form 10-Q for the quarterly period ended June 19, 2004).

Exhibit 10(iii).14* Form of Stock Rights Agreement for the Amended and Restated 1999 Equity Participation Plan of Safeway Inc. and the 2001 Amended and Restated Share Appreciation Rights Plan of Canada Safeway Limited (incorporated by reference to Exhibit 10(iii).34 to the registrant's Form 10-Q for the quarterly period ended June 19, 2004).

Exhibit 10(iii).15* Amended and Restated Supplemental Retirement Benefit Agreement between Safeway Inc. and Steven A. Burd dated December 15, 2008 (incorporated by reference to Exhibit 10(iii).15 to the registrant's Form 10-K for the year ended January 3, 2009).

Exhibit 10(iii).16* Amendment dated March 10, 2005 to the Amended and Restated 1999 Equity Participation Plan of Safeway Inc. (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated March 10, 2005).

Exhibit 10(iii).17 Form of Credit Agreement dated as of June 1, 2005 by and among Safeway Inc., Canada Safeway Limited, Banc of America Securities LLC and J.P. Morgan Securities Inc., as joint lead arrangers, Deutsche Bank AG New York Branch, as administrative agent, Bank of America, N.A., JPMorgan Chase Bank, National Association, Citicorp USA, Inc. and BNP Paribas, as co-syndication agents, U.S. National Bank Association, as documentation agent, and the lenders that are parties to the Agreement (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on June 7, 2005).

Exhibit 10(iii).18* Blackhawk Marketing Services, Inc. 2006 Restricted Stock Plan for Eligible Employees of Safeway Inc. (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on February 28, 2006).

Exhibit 10(iii).19* Form of Restricted Stock Award Grant Notice and Restricted Stock Agreement under the Blackhawk Marketing Services, Inc. 2006 Restricted Stock Plan for Eligible Employees of Safeway Inc. (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on February 28, 2006).

* Management contract, or compensatory plan or arrangement.

Item 15. Exhibits, Financial Statement Schedules (continued)

Exhibit 10(iii).20* Amendment dated February 25, 2003 to the 1999 Amended and Restated Equity Participation Plan of Safeway Inc. (incorporated by reference to Exhibit B to the registrant's Definitive Proxy Statement on Schedule 14A filed on April 4, 2003).

Exhibit 10(iii).21 First Amendment to Credit Agreement, dated as of June 15, 2006, by and among Safeway Inc. and Canada Safeway Limited, as borrowers, Deutsche Bank AG New York Branch, as administrative agent, Banc of America Securities LLC and J.P. Morgan Securities Inc., as joint lead arrangers, Bank of America, N.A., JPMorgan Chase Bank, National Association, Citicorp USA, Inc. and BNP Paribas, as co-syndication agents, U.S. Bank National Association, as documentation agent, and the lenders that are party to the First Amendment (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on June 21, 2006).

Exhibit 10(iii).22* Deferred Compensation Plan for Safeway Directors (incorporated by reference to Exhibit 10(iii).11 of the registrant's Form 10-K for the year ended December 31, 1994).

Exhibit 10(iii).23* Deferred Compensation Plan for Safeway Non-Employee Directors, Amended and Restated June 2, 2004 (incorporated by reference to Exhibit 10(iii).32 to the registrant's Form 10-Q for the quarterly period ended June 19, 2004).

Exhibit 10(iii).24 Second Amendment to Credit Agreement, dated as of June 1, 2007, by and among Safeway Inc. and Canada Safeway Limited, as borrowers, Deutsche Bank AG New York Branch, as administrative agent, Banc of America Securities LLC and J.P. Morgan Securities Inc., as joint lead arrangers, Bank of America, N.A.; JPMorgan Chase Bank, National Association; Citicorp USA, Inc. and BNP Paribas, as co-syndication agents, U.S. Bank National Association, as documentation agent, and the lenders that are party to the Second Amendment (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated June 1, 2007).

Exhibit 10(iii).25* Safeway Inc. 2007 Equity and Incentive Award Plan (incorporated by reference to Exhibit 10(iii).28 to the registrant's Current Report on Form 8-K dated May 16, 2007).

Exhibit 10(iii).26* Updated Form of Stock Option Grant Notice and Stock Option Agreement under the Safeway Inc. 2007 Equity and Incentive Award Plan (incorporated by reference to Exhibit 10(iii).29 to the registrant's Form 10-Q for the quarterly period ended June 16, 2007).

Exhibit 10(iii).27* Form of Stock Option Grant Notice (Automatic) and Stock Option Agreement (Automatic) under the Safeway Inc. 2007 Equity and Incentive Award Plan (incorporated by reference to Exhibit 10(iii).30 to the registrant's Current Report on Form 8-K dated May 16, 2007).

Exhibit 10(iii).28* Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the Safeway Inc. 2007 Equity and Incentive Award Plan (incorporated by reference to Exhibit 10(iii).31 to the registrant's Current Report on Form 8-K dated May 16, 2007).

Exhibit 10(iii).29* Amended and Restated Capital Performance Bonus Plan for Executive Officers and Key Employees of Safeway Inc (incorporated by reference to Exhibit 10(iii).32 to the registrant's Current Report on Form 8-K dated May 16, 2007).

* Management contract, or compensatory plan or arrangement.

Item 15. Exhibits, Financial Statement Schedules (continued)

Exhibit 10(iii).30*	Form of Stock Option Grant Notice–Canadian Participants and Stock Option Agreement–Canadian Participants under the Safeway Inc. 2007 Equity and Incentive Award Plan (incorporated by reference to Exhibit 10(iii).33 to the registrant's Form 10-Q for the quarterly period ended June 16, 2007).
Exhibit 10(iii).31*	Retirement Restoration Plan II of Safeway Inc., adopted effective as of January 1, 2005; amended October 23, 2007 (incorporated by reference to Exhibit 10(iii).31 to the registrant's Form 10-K for the year ended December 29, 2007).
Exhibit 10(iii).32*	Deferred Compensation Plan for Safeway Non-Employee Directors II, effective January 1, 2005; amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10(iii).33 to the registrant's Form 10-K for the year ended January 3, 2009).
Exhibit 10(iii).33*	Updated Form of Stock Option Grant Notice and Stock Option Agreement under the Safeway Inc. 2007 Equity and Incentive Award Plan (incorporated by reference to Exhibit 10(iii).34 to the registrant's Current Report on Form 8-K dated February 18, 2009).
Exhibit 10(iii).34*	Updated Form of Stock Option Grant Notice–Canadian Participants and Stock Option Agreement–Canadian Participants under the Safeway Inc. 2007 Equity and Incentive Award Plan (incorporated by reference to Exhibit 10(iii).35 to the registrant's Current Report on Form 8-K dated February 18, 2009).
Exhibit 10(iii).35*	Amendment to the Safeway Inc. 2007 Equity and Incentive Award Plan.
Exhibit 11.1	Computation of (Loss) Earnings per Share (set forth in Part II, Item 8 of this report).
Exhibit 12.1	Computation of Ratio of Earnings to Fixed Charges.
Exhibit 14	Safeway Inc. Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14 to the registrant's Current Report on Form 8-K dated March 10, 2005).
Exhibit 21.1	Schedule of Subsidiaries.
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm.
Exhibit 31.1	Rule 13(a)-14(a)/15d-14(a) Certification.
Exhibit 31.2	Rule 13(a)-14(a)/15d-14(a) Certification.
Exhibit 32	Section 1350 Certifications.
Exhibit 101 **	The following materials from the Safeway Inc. Annual Report on Form 10-K for the fiscal year ended January 2, 2010 formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Operations, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Stockholders' Equity and (v) related notes, tagged as blocks of text.

* Management contract, or compensatory plan or arrangement.

** Furnished herewith.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAFEWAY INC.

By /s/ Steven A. Burd — Date: March 2, 2010

Steven A. Burd
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Robert L. Edwards Robert L. Edwards Executive Vice President and Chief Financial Officer	Date: March 2, 2010
/s/ David F. Bond David F. Bond Senior Vice President, Finance and Control (Chief Accounting Officer)	Date: March 2, 2010
/s/ Steven A. Burd Steven A. Burd, Director and Chief Executive Officer (Principal Executive Officer)	Date: March 2, 2010
/s/ Janet E. Grove Janet E. Grove, Director	March 2, 2010
/s/ Mohan Gyani Mohan Gyani, Director	March 2, 2010
/s/ Paul Hazen Paul Hazen, Director	March 2, 2010
/s/ Frank C. Herringer Frank C. Herringer, Director	March 2, 2010
/s/ Robert I. MacDonnell Robert I. MacDonnell, Director	March 2, 2010
/s/ Kenneth W. Oder Kenneth W. Oder, Director	March 2, 2010
/s/ Arun Sarin Arun Sarin, Director	March 2, 2010

/s/ Michael S. Shannon Michael S. Shannon, Director	Date: March 2, 2010
/s/ Rebecca A. Stirn Rebecca A. Stirn, Director	March 2, 2010
/s/ William Y. Tauscher William Y. Tauscher, Director	March 2, 2010
/s/ Raymond G. Viault Raymond G. Viault, Director	March 2, 2010

EXHIBIT 31.1
Certification

I, Steven A. Burd, certify that:

1. I have reviewed this Annual Report on Form 10-K of Safeway Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2010

/s/ Steven A. Burd

Steven A. Burd
Chairman, President
and Chief Executive Officer

EXHIBIT 31.2
Certification

I, Robert L. Edwards, certify that:

1. I have reviewed this Annual Report on Form 10-K of Safeway Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2010

/s/ Robert L. Edwards
Robert L. Edwards
Executive Vice President
and Chief Financial Officer

EXHIBIT 32
Certifications

Certification of Chief Executive Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Safeway Inc. (the "Company") hereby certifies that:

(i) the Annual Report on Form 10-K of the Company for the fiscal year ended January 2, 2010 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 2, 2010

/s/ Steven A. Burd
Steven A. Burd
Chief Executive Officer

Certification of Chief Financial Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Safeway Inc. (the "Company") hereby certifies that:

(i) the Annual Report on Form 10-K of the Company for the fiscal year ended January 2, 2010 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 2, 2010

/s/ Robert L. Edwards
Robert L. Edwards
Chief Financial Officer

The foregoing certifications are being furnished solely to accompany the Report pursuant to 18 U.S.C. § 1350, and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

A signed original of this written statement as required by Section 906 has been provided to Safeway Inc., and will be retained by Safeway Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Reconciliations
SAFEWAY INC. AND SUBSIDIARIES

TABLE 1: RECONCILIATION OF GAAP NET LOSS TO NET INCOME EXCLUDING GOODWILL IMPAIRMENT CHARGE (1)

(in millions, except per share amounts)	Fiscal 2009
Net loss, as reported	$(1,097.5)
Add goodwill impairment charge	1,974.2
Less tax benefit from goodwill impairment charge (2)	(156.0)
Net income, excluding goodwill impairment charge	$ 720.7
Diluted loss per share, as reported	$ (2.66)
Less goodwill impairment charge per diluted share	4.40
Diluted earnings per share, excluding goodwill impairment charge	$ 1.74
Weighted shares outstanding used for diluted loss per share, as reported	412.9
Add common share equivalents	1.2
Weighted average shares outstanding used for diluted earnings per share, excluding goodwill impairment charge	414.1

(1) The exclusion included in "net income, excluding goodwill impairment charge" and "diluted earnings per share, excluding goodwill impairment charge" relates to the effects of the non-cash goodwill impairment charge that we incurred in the fourth quarter of fiscal 2009. Management believes that excluding this item provides a useful financial measure that will facilitate comparisons of our operating results before, during and after such charge was incurred, as well as facilitating comparisons of our performance with that of other companies that might not have the goodwill impairment charge that we have experienced. Management also believes that investors, analysts and other interested parties view our "net income, excluding goodwill impairment charge" and "diluted earnings per share, excluding goodwill impairment charge" as indicators of our ongoing operating performance.

(2) Represents the tax deduction from the impairment of goodwill that arose from taxable asset acquisitions, tax-affected at Safeway's incremental rate of 38.6%.

TABLE 2: RECONCILIATION OF GAAP CASH FLOW MEASURE TO FREE CASH FLOW (1,2)

(in millions)	Fiscal Year 2009
Net cash flow from operating activities	$2,549.7
Increase in payables related to third-party gift cards, net of receivables	(170.4)
Net cash flow from operating activities, as adjusted	2,379.3
Net cash flow used by investing activities	(889.0)
Free cash flow	$1,490.3

(1) See page 28 of the Annual Report on Form 10-K for a definition of free cash flow and why management feels free cash flow is a useful financial measure.

(2) Excludes cash flow from payables related to third-party gift cards, net of receivables. Cash from the sale of third-party gift cards is held for a short period of time and then remitted, less Safeway's commission, to card partners. Because this cash flow is temporary, it is not available for other uses and therefore is excluded from the company's calculation of free cash flow.

Investor Information

SAFEWAY INC. AND SUBSIDIARIES

EXECUTIVE OFFICES

Mailing address:
Safeway Inc.
P.O. Box 99
Pleasanton, CA 94566-0009

Internet address:
Safeway's Web site can be accessed at www.safeway.com. We do not incorporate the information on our Web site into this annual report, and you should not consider it a part of this annual report.

STOCK TRANSFER AGENT AND REGISTRAR

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
877-498-8861
Hearing Impaired: 800-952-9245
www.computershare.com

INVESTOR INQUIRIES

Communication regarding investor records, including changes of address or ownership, should be directed to the company's transfer agent, Computershare Trust Company, N.A., as listed above.

Investors, security analysts and members of the media should direct their financial inquiries to our Investor Relations Department at 925-467-3717.

To access or obtain financial reports, please visit our Web site at www.safeway.com/investor_relations, write to our Investor Relations Department at our executive offices or call 925-467-3790.

ANNUAL MEETING

The 2010 Annual Meeting of Stockholders will be held on May 19, 2010. A notice of the meeting, together with a proxy statement and a form of proxy, will be made available to stockholders within 120 days of the end of the fiscal year.

STOCK EXCHANGE LISTING

The company's common stock, which trades under the symbol SWY, and certain debentures are listed on the New York Stock Exchange.

INDEPENDENT AUDITORS

Deloitte & Touche LLP
San Francisco, CA

TRUSTEES AND PAYING AGENTS

4.95%	Senior Notes due 2010
6.50%	Senior Notes due 2011
5.80%	Senior Notes due 2012
5.625%	Senior Notes due 2014
6.25%	Senior Notes due 2014
6.35%	Senior Notes due 2017
5.00%	Senior Notes due 2019
7.45%	Senior Debentures due 2027
7.25%	Senior Debentures due 2031

The Bank of New York Mellon
Bondholder Relations Department
Corporate Trust Division
Fiscal Agencies Department
101 Barclay Street, 7-East
New York, NY 10286
800-548-5075

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. For a description of the risks and uncertainties that could cause actual results to differ from anticipated results, please see the "Forward-Looking Statements" and "Risk Factors" sections of our Annual Report on Form 10-K.

EEO-1 REPORT

As an equal opportunity employer, Safeway values and actively supports diversity in the workplace. A copy of the company's 2009 summary EEO-1 report, filed with the federal Equal Employment Opportunity Commission, is available upon request at our executive offices.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

SAFEWAY
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SAFEWAY INC. PO BOX 99 PLEASANTON, CA 94566-0009 www.safeway.com